Exhibit 99.3

Incorporated in the Cayman Islands with limited liability Stock Code: NASDAQ: KC; HKEX: 3896 Environmental, Social and Governance Report 2022 Kingsoft Cloud Holdings Limited 金山云控股有限公司

1 1 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Contents About the Report References ···································································2 Reporting Principles ·····················································2 Reporting Scope ··························································2 Access to this Report ···················································2 Statement from the Chairman Business Ethics Intellectual Property Management ·····························14 Integrity ·······································································16 About Kingsoft Cloud Company Overview ······················································4 Honors & Recognition ··················································6 ESG Performance Highlights in 2022 ···························7 Corporate Governance Governance Structure ··················································9 ESG Strategy Statement of the Board ···············································10 Stakeholder Communication ······································11 Materiality Analysis ·····················································12

KINGSOFT CLOUD
Environmental, Social, and Governance Report 2022 | 1

Responsible Operations 19

Product and Service Excellence 21
Data Security and Privacy Protection 25
Driving Technology Innovation 29
Cloud for Good 30

Prioritizing Talent Development 31

Creating a Happy Workplace 32
Empowering Employee Development 36
Human Resources Statistics 38

Green Development 40

Responding to Climate Change 41
Green Data Center 43
Green Workplace 47
Environmental Statistics 49

Sustainable Supply Chain 50

Supplier Life Cycle Management 51
Responsible Procurement 52
Growing Together 53

Performing the Corporate Responsibility 54

Charitable Donations 55
Volunteering Services in Communities 56
Knowledge Sharing - KClub Cloud Lecture Room 56

Appendices

HKEX ESG Guide Content Index 57

2 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 About the Report The report is released by Kingsoft Cloud Holdings Limited (hereinafter “Kingsoft Cloud”, the “Company”, or “We”), aiming to present, on an objective and fair basis, the environmental, social and governance (“ESG”) performance and practices of the Company, subsidiaries and consolidated affiliated entities in 2022. It is recommended to read the section on corporate governance in conjunction with the Corporate Governance Report in the 2022 Annual Report. References The report is prepared in accordance with the Environmental, Social and Governance Reporting Guide (the “ESG Reporting Guide”) set out in Appendix 27 to the Main Board Listing Rules on the Stock Exchange of Hong Kong Limited (the “Stock Exchange”). The report also leverages reporting frameworks and standards such as the National Association of Securities Dealers Automated Quotations (NASDAQ) ESG Reporting Guideline 2.0, the Global Reporting Initiative Standards (GRI Standards), and the United Nations Sustainable Development Goals (UN SDGs), Sustainability Accounting Standards - Software & IT Services issued by Sustainability Accounting Standards Board (SASB), aiming to systematically reflect Kingsoft Cloud’s performance in all relevant aspects and respond to the concerns of various stakeholders. Reporting Principles In preparing this ESG report, the principles of “Materiality”, “Quantitative”, “Balance”, and “Consistency” are applied to define the content of the report and how the information is presented. Materiality: During the preparation of this report, the Company has identified the main stakeholders and key ESG issues of their concern and made targeted disclosure according to their relative materiality. For more information on materiality assessment, please refer to the sections “Stakeholder Communication” and “Materiality Assessment” below. Quantitative: This report adopts quantitative information to disclose the key performance indicators (“KPI”) in the environmental and social aspects. The measurement standards, methods, hypothesis and/or calculation tools, and the source of conversion coefficient used for the KPIs are explained in their respective paragraphs. Balance: The ESG report discloses both positive and negative information objectively, which ensure the contents provide an unbiased picture of the Company’s performance during the reporting period. Consistency: The data disclosed in this report adopts the statistical method consistent with previous years, with individual changes explained to ensure consistency. Reporting Scope This report covers the period from 1 January to 31 December 2022 (the “the reporting period”, “this year” or “2022”). This may, however, includes certain information beyond this period for the comparability and completeness of this report. All information and data quoted in this report are from public data from government, statistical data, internal documents and statistical reports in the operation process of Kingsoft Cloud. Access to this Report The electronic copy of this report can be accessed and downloaded on our Investor Relations website (https://ir.ksyun. com/esg) or the website of the Stock Exchange (www.hkex.com.hk). We welcome comments or suggestions related to the ESG management of Kingsoft Cloud, and please contact us at ksc-ir@kingsoft.com for any questions or comments that arise. The report is available in Chinese and English versions. Should there be any discrepancy between the Chinese and English versions, the Chinese version shall prevail.

3 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Statement from the Chairman The mission of Kingsoft Cloud is to “safeguard the customers’ trusted partner to embrace digitalization”. We believe that long-term responsibility and commitment to not only our employees, but also to the industry, the environment and society is paramount to our long-term sustainable development. We always adhere to the national development strategy, meet the expectation of stakeholders, and actively improve the ESG management. As a technology-driven company, we integrate ESG into our business operations and daily management, promoting our development and performance in the environment, society, and governance from six pillars: business ethics, responsible operation, talent development, green development, sustainable supply chain, and corporate responsibility. In terms of business ethics, we keep updating and improving our intellectual property management system, emphasizing the safeguarding of both our intellectual property and that of third parties. Kingsoft Cloud also advances the integrity construction. This year, we have refined the whistleblowing mechanism and whistleblower protection systems, conducted business ethics training, carried out anti-corruption survey among all employees, improved our anti-money laundering system, and fostered a culture of “high-principled ‘cloud’ integrity and ethics”. In terms of responsible operation, we provide industry-leading cloud services with high quality to become the most reliable cloud partner for our customers. Kingsoft Cloud focus on data security and privacy protection, ensuring that privacy protection requirements are integrated into daily business operations. We consistently strive to enhance our employees ’ information security awareness, and insist on security commitments to our customers. This year, we continue to relentlessly focus on technological innovation, accelerate the development of technical talent, culture, and organization, has facilitated the transformation of scientific and technological advancements into societal wealth. Furthermore, our initiatives have supported the development of local medical facilities, public affairs, and communities. In terms of talent development, we provide a competitive compensation system, spare no effort in exploring and developing talents, and create an equal and diversified team. This year, we are gearing up to launch the “Nebula Training Camp” project in Wuhan, with a focus on developing key talent over the long-term. This platform will provide exceptional college students and fresh graduates with an opportunity to gain an in-depth understanding of Kingsoft Cloud. We are also committed to cultivating a pool of highly competent talents with a solid knowledge foundation and rich practical experience for the Company, industry, and even the region. In terms of green development, we focus on green data centers and green workspace, and endeavor to protecting the environment and natural resources, to facilitate the sustainable development of society and ecology in a synergistic manner. Our data centers in Beijing and Tianjin always adhered to an efficient, low-carbon, energy-saving, and renewable path. From the initial planning and construction of the data center, to equipment selection, to the energy, resource utilization, and waste disposal of the data center, we have established a comprehensive green operation and maintenance system with multiple layers. For the environment protection of our headquarter, which is located in Xiaomi Science and Technology Park, with the unified management by the group, we fully leverage our subjectivity and initiative to manage waste, water, and electricity resources to develop a green office environment. To build a sustainable supply chain, we have been implementing a responsible procurement system for several years, to improve our supplier management system and evaluate the ESG risks of suppliers. Additionally, we prioritize the integrity construction of suppliers, by promoting the principles of clean procurement, improving the supply chain integrity supervision system, conducting supplier empowerment training, and guiding suppliers to fulfill their social and environmental responsibilities. To practice our corporate responsibility, we remain attuned to the needs of the community, leverage our industrial advantages to address the public medical issues with cloud-based products, and encourage our employees to join community voluntary activities. To further demonstrate our care and support, we make charitable donations to foundations and local communities, ensuring that funds reach the most deserving beneficiaries. This year, we also held a special cloud lecture to share industry knowledge and practical experience, thus fostering an environment that encourages knowledge sharing. As we march towards the future, we anticipate both challenges and opportunities. We will continue to uphold our original aspiration of “building success based on technology”, with the vision of “continuous innovation with cutting-edge technology, to become the best cloud service provider in the industry, and to bring welfare to employees and society”. We will work in close collaboration with our peers, leveraging the transformative power of technology to deliver premium cloud services, promote coordinated progress within the industry, provide an optimal platform for employee development, offer an unparalleled user experience, and contribute to the public welfare efforts of society. In doing so, we will hasten the achievement of the “dual carbon” goal and lay the foundations for a brighter tomorrow. Finally, I would like to express my gratitude to our customers, shareholders, directors, employees, partners, and other stakeholders. Thank you for your unwavering support and commitment to promote sustainable development! Together, we will forge ahead and relentlessly endeavor to build a promising future! Mr. Jun Lei April 25, 2023

5 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 About Kingsoft Cloud Company Overview Founded in 2012, Kingsoft Cloud Holdings Limited is one of leading independent cloud service vendors in China, listed on NASDAQ in the United States in 2020, and dual primary listing on the Main Board of the Hong Kong Stock Exchange in 2022. Kingsoft Cloud makes in-depth planning in cloud computing market, and explores the depth and breadth of the cloud industry with continuous agile technology evolution and profound enterprise service experience. We step up our core technologies, deepen our focus on fast-growing selected verticals such as video, public services, healthcare, gaming, financial services, and new energy vehicles, to expand the market in the cloud industry and embark on a new phase of digitalization with the industry. 4 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022

5 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 of merely providing cloud solutions to facilitate the entire cloud adoption process, we also offer end-to-end fulfillment and deployment services, ranging from planning, solution development, fulfillment and deployment, as well as ongoing maintenance and upgrade. In the past decade, Kingsoft Cloud and its partners have comprehensively built an end-to-end cloud ecosystem service system in multiple dimensions such as joint innovation, joint expansion, and business opportunity sharing. We work together to build a high-quality, sustainable, and win-win ecosystem. The total number of our premium customers is over 500 with our continuous efforts. We will further explore the cloud computing market, build a wide range of cloud computing networks, connect more devices and people, so that the value of cloud computing benefits the world. Cloud Cloud We are dedicated to providing high-quality cloud solutions to businesses and organizations across various sectors. We have built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, advanced cloud-native products, industry-specific solutions, and end-to-end services and distribution. Cloud infrastructure is the foundation of our cloud platform. It consists of hardware, software components and network resources that are required to provide cloud products, primarily public cloud services, to customers. Leveraging our extensive cloud infrastructure, we offer diverse leading cloud products that can be applied to design different solutions to meet the needs of various business scenarios. We have customized solutions specific to the industry needs and pain-points of the industry, including a portfolio of cloud products to cater to customer demands across different industries. Instead platform infrastructure products solutions services Cloud-native Industry-specific End-to-end

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Environmental, Social, and Governance Report 2022

Honors & Recognition

Kingsoft Cloud

May 2022

Listed in the "2021-2022 New Generation Information Technology Leaders" by the CCID Consulting Co. Limited

Drafted the *Hybrid Cloud Platform Security Capability Requirements Standard* with the China Academy of Information and Communication Technology

July 2022

Awarded the "Trusted Cloud 2021-2022 Technology Best Practice Award" by China Academy of Information and Communication Research

August 2022

Listed by the "Best Small and Mid-Cap Listed Companies in the U.S." by the Sina Finance Golden Kirin Hong Kong & Overseas Investment Summit

Drafted the *Cloud Computing Security Responsibility Model* with the China Academy of Information and Communication Technology

October 2022

Drafted the *Distributed Cloud Global Management Framework* with China Academy of Information and Communication Technology

November 2022

Awarded the "Top 10 Cloud Native Innovative Technology Solutions" by China Technology Strength Annual List

December 2022

Drafted the *Internet Edge Cloud Service Trust Capability Requirements* with the China Academy of Information and Communications Technology

Camelot[1]

August 2022

Listed the "Top 100 Digital Ecology Solution Providers in China 2022" by the 2022 Digital Ecology Conference

Awarded the "2022 China Digital Ecology Application O&M Service Excellence Enterprise" by the 2022 Digital Ecology Conference

Awarded the "2022 China Digital Ecology Digital Service Excellence Enterprise" by the 2022 Digital Ecology Conference

Awarded the "2022 China Digital Ecology Digital Office Delivery Service Excellence Enterprise" by the 2022 Digital Ecology Conference

November 2022

Recognized as a "Harmonious Labor Relations Enterprise" in 2022 by the Tripartite Committee for Coordinating Labor Relations of Kunshan City

[1] Camelot Employee Scheme Inc., which was acquired in September 2021 by Kingsoft Cloud.

7 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 ESG Performance Highlights in 2022 Responsible Operations 100% pass rate of operation and maintenance (O&M) safety related assessment for frontline O&M personnel Upgraded the level of Security and Privacy Committee in our management framework, the committee reports to the Board directly Offered customer services 33,009 times, achieved a response rate of 98.4% within 90 seconds, and a resolution rate of 90.9% within 30 minutes Conducted inspections and due diligence on suppliers that process mass data in terms of information security protection level, compliance data operation qualification, supplier privacy policy, etc., and required suppliers to sign data processing agreements Business Ethics and Innovation By the end of 2022, accumulated 663 granted patents worldwide, including 512 invention patents, 150 design patents and 1 utility model patent A total of 693 computer software copyright registrations. Awarded the National Intellectual Property Advantageous Enterprise by China National Intellectual Property Administration Zero concluded corruption lawsuit against the Company or its employees Served as chairman company of the Internet Intellectual Property Opening and Cooperation Alliance Prioritizing Talent Development Involved independent female board director in Our current directors Over 120 families participated in our Family Day As of December 31, 2022, the percentage of female employees reached 33.8%

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Environmental, Social, and Governance Report 2022

Green Development

The PUE[2] value of Beijing data center achieved **1.37**, WUE[3] value achieved **2.02**, which both exceeded the targets

Introduced photovoltaic power facilities as a supplement to the data center, expecting to generate **1,000,000 kWh** electric energy annually

Phase I of Tianjin data center was titled **the "Carbon Neutral Data Center Innovator"** by the Ministry of Industry and Information Technology

Beijing data center obtained **the "Data Center Site Infrastructure" Certification**

Sustainable Supply Chain

The percentage of suppliers that comply with the relevant management regulations of suppliers accounted for **100%**

Visited nearly **50** supplier companies to inspect and monitor the level of suppliers' integrity building

Performing the Corporate Responsibility

Donated **HK$ 3 million** to the Charity Foundation of Hong Kong Stock Exchange for public welfare programs in education, poverty alleviation, environmental protection, and community investment

Launched **4** KClub activities to share professional knowledge and cutting-edge achievements

2 PUE: Power Usage Effectiveness.
3 WUE: Water Usage Effectiveness.

9 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Corporate Governance Kingsoft Cloud strictly complies with the Company Law of the People’s Republic of China, the U.S. Securities Exchange Act, and the Main Board Listing Rules of the Stock Exchange of Hong Kong Limited and other relevant laws and regulations. We have established a robust and efficient corporate governance structure, created a good governance environment, maintained the long-term interests of our shareholders, and strived to the healthy and stable growth of the Company. Board of Directors Audit Committee Compensation Committee Nomination Committee Corporate Governance Committee Governance Structure The Board of Directors (the “Board”) is the highest decision-making and governance body of the Company, responsible for determining the Company’s strategic direction and overall strategy measures, supervising the Company’s operations and financial performance, and ensuring the establishment of a thorough internal control and risk management system. The Board delegates well-defined responsibilities of overseeing specific matters to our Audit Committee, Compensation Committee, Nomination Committee, and Corporate Governance Committee. The Corporate Governance Committee of the Board supervises ESG-related matters, such as business ethics, product and service stability and quality, development and training, privacy and data security, climate change, etc. The information related to ESG governance will be detailed in the “ESG Strategy” section of this report. The committee charter of the Board’s each professional committee and more detailed information related to Kingsoft Cloud’s corporate governance are published on the Company website4. Independent non-executive directors of the Company account for over one-third of the Board (among the 7 directors, there are 2 executive directors, 2 non-executive directors, and 3 independent non-executive directors), and the Chairman of the Audit Committee and Compensation Committee are both independent non-executive directors, fully playing a balancing role to safeguard the interests of shareholders and the Company. We believe that board diversity brings different perspectives and professional experience for the development of the Company and provides a solid foundation for maintaining competitive advantages. Align with the Board Diversity Policy, the Nomination Committee evaluates a series of diverse factors in selecting directors, including gender, age, cultural and educational background, industry experience, technical capabilities, professional qualifications and skills, knowledge, etc. The Nomination Committee reviews the implementation of the Board Diversity Policy to ensure its continuous effectiveness. At present, the Board is composed of 1 female director and 6 male directors, possessing a diverse combination of knowledge and skills, including but not limited to overall management and strategic development, finance, accounting, and risk management. Our directors have balanced and diverse skills, experiences, and perspectives that meet business needs, thereby further enhancing board effectiveness. 4 https://ir.ksyun.com/governance/board-of-directors.

10 11 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 ESG Strategy Statement of the Board The Board in Kingsoft Cloud is the highest decision-making body for ESG governance and fully accountable for the Company’s ESG strategy and reporting. At governance level, the Corporate Governance Committee supervises the Company’s ESG-related work. At management level, the Risk Control Committee oversees and manages ESG-related risks, and engages in communication with stakeholders on ESG matters. Each ESG-related department is responsible for the implementation of ESG management strategies and reports to the Risk Control Committee on the progress of ESG work. Kingsoft Cloud develops ESG strategies with reference to the result of materiality analysis on ESG issues and integrates those strategies into its operation. The Board participates in the evaluation, prioritization, and management of important ESG issues, regularly reviews ESG strategies, and evaluates their potential impact on the Company’s overall strategy. For detailed information on the specific evaluation process and results of ESG issues, please refer to the “Stakeholder Communication” and “Materiality Analysis” sections of this report. This year, the Company actively conducted work on important ESG issues related to privacy and data security, development and training, product and service stability and quality, as well as other important ESG issues. Kingsoft Cloud values the significant impact of ESG-related risks and opportunities and incorporates ESG risks into the risk management system. The Board supervises the assessment of ESG-related risks and opportunities, and continuously monitors the implementation of ESG risk management policies to ensure that the internal control system effectively identify, manage, and reduce ESG-risks involved in business operations. This year, the Company conducted risk identification, assessment, and management work on ESG issues such as information technology, human resources, legal and compliance, etc. For detailed information, please refer to the “Risk Management and Internal Control” section of the Corporate Governance Report in 2022 Annual Report. During the reporting period, the Company has established environmental management targets, and the Board has reviewed and discussed the establishment of the targets and examined the achievement of the environmental targets to continuously promote ESG management. For details of the review of the targets, please refer to the section “Green Development” section in this report. This report discloses in detail the progress and effectiveness of the Company’s ESG work in 2022, which has been reviewed and approved by the Board on April 25, 2023.

11 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Stakeholder Communication Based on business and operational characteristics, industry dynamics and external socio-economic macro environment, we identify stakeholders including regulatory bodies, shareholders, clients, etc. We have established effective communication mechanisms and channels to communicate with stakeholders through regular reports and announcements, investor email and in-person communication, product launches, satisfaction surveys, employee grievance channels, etc. Kingsoft Cloud fully respects stakeholders’ demands, listens to their opinions, and actively makes responses and improvements accordingly. During the year, the main communications between the Company and stakeholders are as follows: Stakeholders ESG Issues Communication and Response Channels Clients Privacy and data security Product stability and quality Quality service Technology innovation Reasonable product and service costs Product launch Satisfaction survey Customer communication and complaint channels Shareholders and other investors Return on investment Climate change and business continuity Green operations Shareholders’ meeting Regular reports and announcements Roadshow events Investor email communication Online and offline investor meeting communication Employees Rights and benefits protection Compensation and benefits Health and safety Development and training Online and offline training activities Regular research feedback Employee grievance channels Internal forum Regulatory bodies Business compliance Privacy and data security Business ethics Government consultation Regular reports and announcements Supervision and inspection Suppliers and other business partners Fair cooperation Business ethics Green operations Purchasing activities Contracts & agreements On-site visits Media, NGOs and industry associations Corporate social responsibility Cooperation and development Regular reports and announcements Roadshow events Company website and social media platforms Press conferences Public and community Public welfare activities Charitable donation Volunteering service Public service activities Company website and social media platforms

12 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Materiality Analysis To learn about and respond to stakeholders’ expectations and demands, as well as to clarify ESG practices and disclosure priorities, we invited internal and external stakeholders to participate in identifying ESG issues and assessing their materiality. We identify 18 key issues based on our strategic priorities, industry characteristics and exchange requirements, in conjunction with the United Nations Sustainable Development Goals. We rank the materiality of key issues by communicating, interviewing and investigating with key stakeholders, to gain an in-depth understanding of their views and needs. This year, we assessed 9 highly important issues and 9 generally important issues, and generated a matrix of ESG issues based on the assessment results as follows: High High Importance to Stakeholders Low Low Importance to Kingsoft Cloud Customer Services Sustainable Supply Chain Ethical Business Practices Societal Impact of Products & Services Corporate Responsibility Operational Waste Renewable & Energy Efficiency Intellectual Property Rights Protection Climate Change & Business Continuity Privacy & Data Security Labor Standards Heath & Safety Employee Rights Technological Innovation Products & Services Stability and Quality Development & Training Talent Attraction & Retention Green Operation

13 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Business Ethics Kingsoft Cloud strictly abides by all applicable laws and regulations, abides by business ethics in operating management and daily affairs, and requires its employees and business partners to fully comply with the code of business ethics and jointly create an open and transparent business ecology. Applicable SDGs:

14 15 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Intellectual Property Management Intellectual property (“IP”) symbolizes one of our business’ core competitiveness, serving as our vital assets in achieving business breakthroughs and success. The Company strictly complies with applicable laws and regulations, such as the Patent Law of the People’s Republic of China, the Copyright Law of the People’s Republic of China, the Trademark Law of the People’s Republic of China, and the Advertising Law of the People’s Republic of China. We introduce an integrated management mode covering patents, copyrights and trademarks to plan and manage IP management meeting our development needs. This year, we revised the Kingsoft Cloud Measures for Intellectual Property Management to further improve the IP management system. Protecting Our Own Intellectual Property Kingsoft Cloud emphasizes the importance of protection of its own IP. This year, the Company revised the Source Code Delivery Management Policy to clearly regulating source code management and delivery procedures, strengthen R&D achievement management and protect the Company’s intangible assets to the greatest extent. We have established strict review and control system to safeguard the rights and interests of the trademarks and brands. All external use of the trademarks require the joint review of the Marketing Department, the Capital Market Department, the Risk Control Committee, and the Legal Department with a written authorization. In case of infringement of the Company’s IP, or impairing the rights and interests of the brands, the Legal Department will trigger the emergency response mechanism immediately to defend the IP rights of the Company. The Legal Department learns about the information of the issues upon communication and verification with departments concerned, and figures out the response mechanism quickly. The relevant department informs other parties involved (if any) of handling results. The Legal Department takes supplementary measures together with the Public Relations Department if required, such as information disclosure via media for maintaining sound public relations, and reassurance among investors. The Legal Department handles infringement issues via consultation, response and communication. Note: in case of special circumstances, the Legal Department updates the management on circumstance details, and proposes the adoption of the company-level response mechanism. Ask Fix Report

15 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Preventing Intellectual Property Rights Infringement National Intellectual Property Advantageous Enterprise In this year granted 232 patents registered 334 copyrights of computer software We respect and protect the others’ IP while protecting our own IP. The Company monitors the latest patent applications and technical papers in the global patent database and the Internet domain from time to time according to product line changes as well as in response to technical characteristics, and assesses the possibility of their hindrance to the Company’s technical development. The monitoring results are directly fed back to the Research and Development (R&D) team to provide R&D ideas and reduce the risks of the Company’s infringement of third-party IP. Besides, Kingsoft Cloud insists on genuine procurement to enhance the security of the Company’s internal information system while actively creating a good innovation ecological environment. The Company incorporates the granted core patents into its IP package and prepares strategic documents specific to similar patents in the industry ahead for possible patent infringement lawsuits and avoid patent invalidation to the maximum extent. In case of infringement complaints, negative brand crisis and other events, the Legal Department, in collaboration with the corresponding departments, forms an infringement emergency response team to carry out infringement emergency process in accordance with the company-level management mechanism. Content Screening Email Group The group serves to control risks for promotion-purposed press releases, content of official website, presentation prepared for large-scale activities and other work to reduce the infringement risk, information leakage risk, advertising legal risk and sensitive information publicity risk in the process of external publicity. Over the past decade, Kingsoft Cloud has been widely recognized for its IP management and protection. The Company has been awarded as Beijing Intellectual Property Demonstration Corporation, National High-tech Enterprise, and the China Intellectual Property Excellent Management Team, and Excellence Award of China Patent Award. This year, Kingsoft Cloud was awarded the National Intellectual Property Advantageous Enterprise by China National Intellectual Property Administration. In this year, Kingsoft Cloud added 232 granted patents5, including 204 patents for invention and 28 design patents. Also, the Company registered 334 copyrights of computer software5. By the end of 2022, we have been granted 663 patents globally, including 512 invention patents, 150 design patents and 1 utility model patent, and a total of 693 computer software copyright registrations. 5 During the year, the number of added granted patents and computer software copyright registrations by Kingsoft Cloud includes the cumulative data of Camelot. By the end of 2022 granted 512 invention patents granted 150 design patents granted 663 patents globally granted 693 computer software copyright registrations

16 17 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Intellectual Property Promotion and Education Chairman Company of the Internet Intellectual Property Opening and Cooperation Alliance Integrity Sticking to the “high-principled ‘cloud’ integrity and ethics” governance principle, Kingsoft Cloud combats bribery, extortion, fraud, money laundering and misconducts in any form. We strictly abide by applicable laws and regulations including the Civil Code of the People’s Republic of China, the Criminal Law of the People’s Republic of China, the Supervision Law of the People’s Republic of China, the Company Law of the People’s Republic of China, the Anti-money Laundering Law of the People’s Republic of China, and the Opinions on Strengthening the Development of a Clean Culture in the New Era. According to the laws and regulations, the Company has reviewed and updated its policies and regulations such as the Employee Manual regularly considering its business development situation. The Company formulated the Kingsoft Cloud Measures for Registration and Submission of Gifts and Monetary Gifts Management this year to improve the registration and submission management of gifts and money, and improved its supervision and restraint mechanism to enhance the integrity and self-discipline awareness of employees. The Supervision Department provides consultation channels for employees to help them understand the process of handling gifts and gratuities in order to reduce the risk of accepting gifts in violation of regulations. The Supervision Department also systematically identifies areas with high corruption risks, such as potential conflicts of interest and illegal payment. The Company establishes a response mechanism, thus strengthening the control of risk points in the course of conducting business to reduce corruptions. out cooperation including IP operation and licensing, while strengthening research on industrial technology development and patent layout trends as well as establishing joint overseas IP defense and risk response mechanisms. In 2022, we conducted 10 IP-related training sessions internally for all product development personnel, covering the core R&D front-line staff, aiming to promote the basics knowledge of IP and educate the importance of IP. Furthermore, the Company organized training jointly with Zhongguancun Intellectual Property Promotion Center to help innovation entities in Beijing improve their IP information analysis and application competence. In the first session of the “Training Series for Improving the Intellectual Property Information Application Competence of Enterprises”, as the key speaker, we delivered a lecture themed “Enterprise Intellectual Property Information Analysis” and popularized IP expertise, methods and skills relevant to IP information to the participants from enterprises and public institutions in Beijing. An integrity report platform has been established on our website, and the reporting notice and channels have been disclosed. Whistleblowing Mechanism and Whistleblower Protection Kingsoft Cloud has made intensive efforts to protect intellectual property by organizing intellectual property promotion and education. The Company has joined the Internet Intellectual Property Opening and Cooperation Alliance as the chairman company. We lead other alliance members to jointly carry To promptly and effectively detect violations, Kingsoft Cloud encourages all relevant stakeholders and the public to report the corruptions and frauds of employees or related parties. Both real-name and anonymous reporting are welcomed. During this year, the Company formulated the Kingsoft Cloud Measures for Complaints and Whistleblowing Management, clarifying the acceptance departments, handling process and whistle-blower protection. We comply with the whistleblower system issued by the U.S. Securities and Exchange Commission (SEC), conduct investigations without revealing the identity of the whistleblower, and strictly protect whistleblower information. The Company prohibits any retaliation against whistleblowers, witnesses and investigators. If any, the Company will investigate and punish violators severely, and transfer the retaliation cases to judicial department for treatment by law. Once reported cases are verified, the Company will reward whistleblowers properly according to their contribution. Integrity Whistleblowing Channels In 2022 there was no concluded corruption lawsuit against the Company or its employees. Mailing address: Supervision Department, Building D, Xiaomi Science and Technology Park, Xierqi Middle Road, Haidian District, Beijing, Postal code: 100085 Report hotline: 010-62927777 6356 E-mail: jubao@kingcloud.com Feishu (Internal IM tool) access to whistleblow for employees: Search “whistleblow” to enter the whistleblowing dialog box.

17 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Fostering the Awareness of Business Ethics Kingsoft Cloud attaches great importance to the employees’ awareness of anti-corruption and integrity, and is committed to building a transparent, upright and clean culture. The Company provides new employees with integrity education and training so that they have a good knowledge of the current internal policy on business ethics. Meanwhile, the Company fosters and enhances anti-corruption awareness of all directors and employees through video campaigns, graphic tweets, mini games and other methods to reduce corruption and fraud risks. In 2022, the Company launched a series of online and onsite anti-corruption training and education activities: Integrity Culture Advocacy Month Activities In May 2022, the Company launched the “Integrity Culture Advocacy Month Activities”, and organized a series of activities creating a clear culture of commitment to, call for, and contribution to integrity on May 10, May 20 and May 30 respectively to encourage employees to learn about and practice clean and upright behaviors, with the help of their families, and to foster “high-principled ‘cloud’ integrity and ethics” corporate culture. Opened a “high-principled ‘cloud’ integrity and ethics” subscription account in Feishu, and promoted 30 rounds of various integrity education materials to all employees. A total of more than 100 people participated in the Kingsoft Cloud Supervision Management Policy training courses released on the Kingsoft Cloud Learning Platform. Organized integrity study exams for all Kingsoft Cloud employees, covering management, directors and interns with around 2,000 participants. Arranged anti-fraud training for around 40 employees from key departments, such as procurement and marketing departments. Cooperating with Xiaomi Group, we invited experts to give a lecture of Case Study and Prevention of Job-related Crimes in Enterprise, and over 1,600 employees attended the lecture.

18 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Anti-money Laundering In accordance with the anti-money laundering laws in countries/regions where the Company develops and expands its business, Kingsoft Cloud assesses non-compliance risks from multiple dimensions by arranging targeted anti-money laundering risk audits for its departments involving in financial transactions, and puts countermeasures in place, to lower the probability of using its facilities, products and services in financial crimes. The Company will screen customers, potential customers and suppliers when necessary to ensure its products and services are not used in money laundering or terrorist activities. Besides, we provide large-scale corporate customers with anti-money laundering and anti-fraud software products and services that function to find, identify and report suspicious transactions and acts timely. Our products and services ensure the accuracy and completeness of risks, thus improving the anti-money laundering and anti-fraud effectiveness for our customers. Learn more about our Code of Business Conduct and Ethics - Anti-money Laundering Policy at Kingsoft Cloud. Anti-corruption Survey This year, Kingsoft Cloud invited all employees to participate in the anti-corruption survey. The Company issued 1,900 questionnaires and collected 1,300 valid feedbacks. The questionnaire involved the understanding of integrity regulations and rules, and contact information of integrity supervision to help us learn about the employee perception of integrity, uncover clues over violations, and identify fraud risks. According to the survey results, we have intensified our efforts to anti-corruption system in terms of integrity education, risk prevention, control and supervision, and fraud investigation practically. For more information on supplier anti-corruption, please refer to the “Sustainable Supply Chain” section of this report.

19 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Responsible Operations At Kingsoft Cloud, we are committed to upholding the value of “customer first, building success based on technology”, driven by technical innovation and dedicated to providing our customers with premium products and services. Aiming to become the most reliable cloud partner for our customers, we remain steadfast in our commitment to supporting the healthy development of businesses while adhering to responsible operational practices. Applicable SDGs:

20 21 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 We are dedicated to providing high-quality cloud solutions to businesses and organizations across various sectors. We have built a cloud platform consisting of cloud infrastructure, advanced cloud-native products, industry-specific solutions, and end-to-end services and distribution. Our Cloud Platform Rules Solution Development Practical and deployment Maintenance & Upgrades Video Public Services Medical Health Games Financial Services Electric Vehicle Collaborative OA E-commerce AR/VR End-to-end implementation and deployment Industry-specific solutions Advanced Cloud Products Extensive cloud infrastructure Data Center Physical Servers Network Nodes BDP Broadband Database Big Data Edge Computing Microservices Containers Network Storage Distribute Security Compute

21 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Product and Service Excellence With a firm commitment to its original intention and goal of “providing industry-leading premium cloud services as the most reliable cloud partner for customers”, Kingsoft Cloud is dedicated to offering top-notch cloud services. We have made every effort to improve the quality of our products and services over time covering their entire life cycle, from “the quality of Kingsoft Cloud service platform” to “carrying customer service security”. We implement standardized, systematic, and comprehensive measures to ensure business continuity and stability. Quality Management We continuously strive to enhance the management system of our products and services. This year, on the basis of the technology center coordinating the product and service-related business of each department, we integrate the business operation and maintenance teams of each product line into the Technical Assurance Department. This move aims to improve communication and collaboration efficiency between the different business lines and the Technical Assurance Department, leading to the platform-based development and efficiency improvement. We ensure the delivery of high-quality cloud products by establishing and improving quality management systems and technical specifications, as well as optimizing quality control processes from the source. This year, we have issued technical specifications such as Kingsoft Cloud Software Product Quality Standard 1.0 and Kingsoft Cloud Extranet Portal Carrier Connection Access Specification v1.2 to strengthen standardized management of product quality. In addition, we adhere to policies such as Kingsoft Cloud Data Center Access Technical Specifications and Kingsoft Cloud Server Hardware Introduction Specifications to ensure the stability of the cloud platform by strictly controlling the quality of upstream product quality. The Company had no operational interruption this year. In terms of product safety management, we successfully met the third-party Service Organization Control (SOC) system assurance audit standards and verified the effectiveness of Kingsoft Cloud safety control within the audit scope.

22 23 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Stability Assurance Management Specifications and Awareness Promotion & Implementation To ensure the stability and continuity of our business operations, we have developed the Kingsoft Cloud Operation Management Specifications for Operation and Maintenance Authorization and revised the Kingsoft Cloud Security Management Specifications for Operation and Maintenance. We aim to avoid security risks and online failures due to employees’ lack of security awareness and operation violations by standardizing control online operation and maintenance, login, and operation permissions. To implement the above management standards, we organize knowledge learning and assessments, supervise employees to understand the relevant content, test their learning outcomes, and ensure a 100% pass rate for frontline operations and maintenance personnel. Product Quality Monitoring We have developed the Kingsoft Cloud Service Monitoring Comprehensiveness Review Checklist to ensure comprehensive and effective monitoring of our cloud services. For cloud services not yet launched, we designate our key technical employees to conduct a monitoring coverage review against the checklist. For cloud services that are launched, we regularly conduct checklist reviews and inspection to ensure that the cloud services that have been launched continuously meet the checklist requirements during the maintenance and change process, thus guaranteeing a relatively complete monitoring capability. This year, we organized all relevant departments to conduct a full chain, systematic risk and potential danger mapping against the checklist and the software architecture diagram. As a result, we identified and eliminated 65 hidden risks of P0 and P1 levels. To provide a complete and reliable checklist, we have sorted and improved over 180 monitoring items based on various components and product lines. The basic indicator coverage rate of checklist monitoring has been increased from 57% to 99%, forming a 6-layer monitoring model that encompasses the physical, operating system, network, application, service, and user layers. This approach has significantly improved the monitoring discovery rate. Change Operation Management In order to securely manage changes in our products and services, improve the stability of IT services, and reduce the operational risk of changes, we have formulated the Change Management Specifications, and built the Aoge Cloud platform for unified operation and maintenance change operations. This platform offers a range of functions such as change workflow arrangement, process control, and policy control, which enables us to make change operations online, standardized, and seamless. With the assistance of Aoge Cloud platform, we were able to achieve zero change in failures this year. Automated Processing To improve the efficiency of failure detection, location, and recovery, we have developed the Kingsoft Cloud Service Failure Emergency Command Standards and automated failure management using the Bianque system. We integrate 24 troubleshooting scenarios from the computing and storage product line into the system, sort out frequent and repetitive problems and their solutions, and input them into the system. The platform automates the execution of root cause location and repair, thereby improving the efficiency and accuracy of failure resolution. This approach has led to improvements in the automation alarm level, reduced failure score6, and the number of major failures at P0 and P1 levels. Additionally, it has shortened the average time required for detecting, locating, and recovering faults while achieving a failure repair compliance rate of 82%. Accurate and Standard Processing To respond to different failures in a timely and accurate manner, we have classified the product failures at level P&S in the view of the product and the customer, to objectively evaluate the level of product and service failures7. To standardize the handling process after a failure occurs, we have developed the Kingsoft Cloud Service Failure Emergency Command Platform (ksc-warroom). This year, we have further refined the management structure of the platform, designating leaders for cross product line failures. We also coordinated the progress and feedback information of product line failure management, ensuring transparent failure information for each product line while improving the failure handling efficiency. In addition, by thoroughly understanding our customers’ business structure, we associate product failures to specific business lines and achieve precise failure localization through visualized business structure diagrams. This narrows the impact scope of failures to individual customer business lines, enhancing efficiency and effectiveness in addressing issues. 6 Failure score: a comprehensive measurement indicator that reflects the impact of a failure. 7 Level of failure classification method: Different P levels are classified from the proportion of total services provided by the affected platform, the length of impact and the degree of impact; S levels are classified based on the assessment of the impact to customers.

23 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Service Quality Assurance Kingsoft Cloud is committed to providing customers with satisfactory service experience while focusing on product quality. The Company has set up customer service team to support the efficient and stable operation of cloud systems for its customers. In 2022, we built on the current customer service team with a team of senior technical experts to help standardize the job of front-line customer service team so as to reduce the response time, improve the problem tackling capabilities, and lower the rate of invalid feedback to the back-end departments8 for better problem handling efficiency. We offer various service models based on the different requirements of our customers. For customers who use our products on a relatively small scale, we assign dedicated VIP after-sales personnel in the corresponding technical domain specific to the products purchased by customers. The assigned personnel are responsible for helping customers solve problems quickly in a professional way after a full understanding of their product operating environment. For customers who use our products on a large scale, we introduce customer technical managers on top of dedicated VIP after-sales service by considering the technical domains covered by products and the dependence extent of customer’s core business systems on our products. With the goal of customer success, we integrate related product and technology domains horizontally and connect front and back-end resources vertically to provide a professional, efficient, secure and reliable cloud service experience to key customers. 8 Invalid feedback to the back-end departments: The customer issues that cannot be solved by the customer service team due to its limited authority and capabilities need to be communicated to product R&D, operation, and maintenance departments for resolution. The rate of invalid feedback to the back-end departments refer to the percentage of issue feedback that customer service teams should have been familiar with and able to tackle to the back-end departments. Customer Inquiries and Complaints The Company has formulated the Customer Complaints Management Framework , to regulate the workflow of after-sales teams for customer complaint handling and follow-up visits so that these teams are able to efficiently handle customer complaints and feedback on products or service. The Company delivers 7*24 service to customers via multiple service channels, including hotline, online support, technical order and expert services. We have clarified the primary responsible person for customer management and established the first inquiry-based accountability system to quickly respond to and handle the inquiries, failure reports and requirements of customers in a closed-loop manner. In addition, we have integrated product R&D, operation and maintenance into the order system to enhance problem solving efficiency. We have established a problem review mechanism as an effort to improve product value and service experience, and reduce the complaint rate effectively. The work orders we received this year for customer complaint investigation and troubleshooting dropped by 51% on year-on-year basis, and we offered customer services up to 33,009 times. In 2022, we received 95 customer complaint cases, and achieved a response rate of 98.4% within 90 seconds and a resolution rate of 90.9% within 30 minutes. 100% customer follow-up On-call response within 90 seconds Brief customers about handling progress and investigation direction every 15 minutes Complaint handling Complaint handling report Present detailed handling reports to customers within 24 hours after complaints are solved Complete internal review and work out optimization and improvement plans within 24 hours after complaints are solved, and follow up the optimization and improvement results Subsequent improvement and follow-up Customer follow-up Customer Complaint Handling Process

24 25 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 The Company strives to reduce the repeated errors complained by customers. To this end, we include complaints into the knowledge database through fault analysis, case study, FAQ creation, and inclusion in the knowledge database to enhance the complaint handling efficiency continuously. The Company introduced EZONE system this year to follow up complaint handling process, categorize and store common problems and solutions in a real-time manner. In 2022, we added 2,314 FAQ entries, improved 216 product requirements, and the total number of cases incorporated into the knowledge base is 4,448. Service Quality Assessment Kingsoft Cloud adheres to the principle of “focus, excellence, reputation, and fast”. The Company requires customer service team to set quantitative targets regularly, and incorporates indicators such as “solve the problem within 30 minutes” and “rate of invalid feedback to the back-end departments” into the KPI of the teams to stimulate customer service personnel to provide quality services. The Company organizes service quality inspections monthly for customer service personnel to standardize their workflow of communication with customers. According to the Specifications on After-sales Quality Control Process, we rate the performance of customer service personnel in five aspects, namely problem response, work order specification, service attitude, communication skills, and sense of responsibility. We propose problem-specific suggestions, develop follow-up improvement implementation plans and supervise their implementation. We improve the deficiency while implementing and improving quality control plans and draw on experience to constantly improve the professional skills and overall service competence of teams. In 2022, we refined the customer satisfaction questionnaire in terms of business, pre-sale delivery, products, and after-sales services to survey customer experience. In Empowering Service Teams The Company arranges special training for customer service team to optimize the service process and improve the service quality. We provide various training forms, such as video learning, hands-on exercises, case studies and FAQs, and organize written tests, face-to-face briefings, and case simulations to evaluate the learning performance of employees and improve training effect effectively. We require the business department to share at least three cases per week and to meet at least once a week to reflect on problems encountered and improvement measures to be taken with customer service teams. The Company organized sharing meetings regularly this year to review the work order processing flow, collected and updated TOP 30 questions, and encouraged experienced employees to tutor new employees to enhance learning effect, and improve the overall service competence of teams. We also provide customized training for business scenarios, help teams building a 360-degree customer view, such as customer organizational structure, cloud business architecture, and historical problems, and prepare fault response plans to solve customer problems timely and accurately, and improve the professional proficiency of teams. the questionnaire, customers rated the professionalism of service, attitude, initiative, response time, and problem handling efficiency of service personnel, product stability, function and performance satisfaction, and product usability, and proposed other opinions and suggestions on Kingsoft Cloud. We carried out improvement measures according to the survey results after identifying the key issues and typical failures that may significantly impact customer service experience. Meanwhile, we conducted targeted analysis and optimization to improve overall customer satisfaction.

25 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Data Security and Privacy Protection Adhering to the concept of “user privacy first and information security first”, Kingsoft Cloud strives for user privacy protection and data security. The Company has invested constant efforts in management system, workflow and data security awareness promotion to lay a solid foundation for data security protection, and provide users with safe and quality experience. The Company strictly complies with applicable laws and regulations, such as the Data Security Law of the People’s Republic of China, the Personal Information Protection Law of the People’s Republic of China, and the Cybersecurity Review Measures. We organize or participate in information security lectures, industry insight sharing sessions, and legislative feedback activities on a regular basis, and timely trace and effectively identify the laws and regulations that may have impact on our information security operation and update our internal policies and regulations from time to time. Besides, we actively engage with a professional compliance team of a law firm to ensure the compliance of our data security efforts. In 2021, the professional compliance team of external law firm helped us to comprehensively identify and review our current data security management regulations, and to propose suggestions on revision in accordance with the Data Security Law of the People’s Republic of China. To strengthen data security and privacy protection management, we updated the Kingsoft Cloud Privacy Policy and the Specifications on Data Security Management in 2022. Governance Structure Our Security and Privacy Committee (the “Committee”) consists of members from multiple departments, such as data security, privacy compliance, internal control & audit and supervision departments, responsible for protecting against data security emergencies, commanding and dispatching duties in case of emergency to protect the goodwill of the Company. In 2022, we upgraded the level of the Committee in our management framework by appointing Board of Directors Vice President Responsible for Security Vice President Responsible for Privacy (General Counsel of the Legal Department / Secretary of the Board, DPO) Security and Privacy Committee Chair Safety Work Group Leader Internal Control and Internal Audit Committee Member Supervisory Safeguard Committee Member Technical Coordination Work Group Leader Privacy Work Group Leader Security Privacy Committee Member Security Compliance Executive Privacy Compliance Executive the General Counsel of the Legal Department to serve as the Vice Chairman of the Committee and the Data Protection Officer (DPO) concurrently, who directly reports to the Board. For overseas data security protection, we have assigned a reginal DPO in Singapore to oversee the data security and privacy protection of our local operations, with independent authority and reporting directly to the Chairman of the Security and Privacy Committee.

26 27 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 User Privacy Protection Data Security Risk Management According to Kingsoft Cloud’s Data Protection Impact Assessment (DPIA) process, we regularly conduct data protection impact assessments on information systems. DPIA focuses on assessing the compliance with the basic principles of personal information protection in personal information collection, processing and other steps, and the impact of processing activities on the lawful rights and interests of data owners to identify and control data security risks at the early stage, and minimize the risk of personal information leakage and the possibility of other negative information security incidents. When the Company identifies new laws and regulations related to data security and privacy protection, major personal information security incidents occur, or business model, information system and operation environment have significant change, the Data Protection Officer will lead business departments to re-assess data protection impacts and prepare DPIA reports. The privacy security protection team will review and approve these reports and keep them properly. Besides, we initiate a number of practices to prevent data security incidents: Attaching great importance to user privacy, Kingsoft Cloud will take all measures to protect the rights and interests of users in privacy and personal information. To this end, the Company has formulated the Kingsoft Cloud Privacy Policy , and the Kingsoft Cloud ERN-SDK Privacy Policy which Hold new product launching review meetings monthly to implement the privacy design concept by evaluating the personal information and data security risk factors of new products and proposing targeted compliance suggestions. Keep track of applicable domestic and foreign legislation, policies and law enforcement trends monthly, and discuss typical cases with sufficient analysis. To enhance the ability to cope with major data security incidents, we have set up a security emergency response team, and worked out data security emergency response plans. In 2022, Kingsoft Cloud organized drills specific to suspected information security problems, aiming to check the emergency response speed and the effectiveness of the emergency workflow, and to ensure relevant personnel are familiar with emergency response plans to respond to data security incidents properly following response plans. 用戶隱私保護 clarify how to collect, use, store and delete the personal information of users when Kingsoft Cloud provides its website-based services, cloud services or products, and indicate the personal information rights users enjoy. Learn more about our Privacy Policy and Cookie Policy at Kingsoft Cloud. This year, as an active response to the Notice on Launching Actions for Improvements to the Perception of Information and Communications Services released by the Ministry of Industry and Information Technology of the People’s Republic of China, we set forth the list of personal information to be collected and the list of personal information to be shared with third parties in the privacy policy of the “Qixiaoju”, one of its APP products, to fully safeguard users’ rights to be informed. This measure also facilitates the Company to monitor the compliance of relevant software products in terms of personal information storage and use.

27 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 We allow the users to report privacy policy or personal information issues, opinions or suggestions through multiple reporting channels such as the console, reporting hotline, e-mail, and onsite reporting. Reporting Channels for Users Console: Work Order Management creates a work order to provide feedback Reporting hotline: 400-1070-808 Reporting e-mail: KC_Privacy@kingsoft.com Mailing address: Kingsoft Cloud Legal Department, Building D, Xiaomi Science and Technology Park, Qinghe Sub-district, Haidian District, Beijing, Postal code: 100085 Certification Kingsoft Cloud have been widely recognized by domestic and international authoritative institutions for its competence in data security management and technology. Certification Applicable country/region ISO9001 ISO20000 ISO22301 ISO27001 ISO27018 ISO27017 C-STAR SOC1/SOC2/SOC3 TRUSTe PCI DSS International Trusted cloud certification Trusted cloud service security certification “Trusted financial cloud solution” competence assessment certification Cyber-security level protection ITSS cloud computing service competence assessment China GDPR Europe DPTM (in application) Singapore The privacy policy and practices of Kingsoft Cloud meet the enterprise privacy and data governance practice assessment standard of TrustArc, a global leader in data and privacy management. Kingsoft Cloud was granted TRUSTe Enterprise Privacy & Data Governance Certificate by TrustArc in 2021. We passed the annual audit of TrustArc this year. In order to facilitate business development in Singapore, we have formulated the Personal Data Management Policy, and the Manual for Data Protection Management Procedures in line with the Personal Data Protection Act of Singapore, and have organized publicity and training of applicable regulations in our Singapore-based company. Meanwhile, our company in Singapore is required to sign data processing agreements with all suppliers engaging in data processing. This year, the Company also launched its application for Data Protection Trustmark (DPTM) Certificate by the Infocomm Media Development Authority of Singapore (IMDA). This certification will assess the practices of consumer data protection from the dimensions of governance and transparency, personal data management, personal data protection, and human right protection. The Company is currently under DPTM certification review by IMDA, and is expected to obtain the certification in 2023.

28 29 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Enhancing the Information Security Awareness Kingsoft Cloud is deeply aware that data security and privacy protection management depends on not only continuous improvement in management regulations and mechanism, but also extensive involvement of all employees. Kingsoft Cloud has set the information security red lines according to Data Security Red Line Policy to prohibit data leakage by employees. The data leakage prevention (DLP) systems are installed on all the computers in the office to prevent information disclosure risks. We organize “security awareness training for all employees” at least once a year, with online training courses and examinations, in order to improve the information security awareness of employees, and promote the development of information security culture. The new employees are required to complete information security courses and pass the exam. Meanwhile, we encourage employees to learn professional courses accredited by the International Association of Privacy Professionals (IAPP). The enterprise security assurance team of Kingsoft Cloud initiates the phishing email simulation program, and arranges security awareness training for employees who fail in this program to minimize the loss of the Company arising from phishing email attacks. Apart from the simulation program, we post information security articles weekly in “Organization Security Assistant” of Feishu official account, Co-building the Data Security Ecology Building on the continuous improvement in its own data security management, Kingsoft Cloud proposed higher data security protection requirements for its suppliers. In 2022, the Company launches its supplier data management. Suppliers engaging in data processing are required to conduct self-assessment referring to the breakdown list of data compliance assessment requirements released by Kingsoft Cloud. The suppliers that process mass data should receive inspections and due diligence in terms of information security protection level, compliance data operation qualification, supplier privacy policy and complaint channels by a third party employed by the Company. We also require suppliers to sign data processing agreements with the Company in order to ensure the data security and privacy protection efforts of suppliers meet regulations, and to reduce the possibility of information security accidents due to the poor management of suppliers. such as security knowledge, and hot information security issues, and organize information security interaction activities irregularly with a view to enhance the data security and privacy protection awareness of all employees. Besides, employees have access to information security management regulations and procedures in Feishu “Organization Security Service Platform” to ensure the compliance of information security in their jobs.

29 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Driving Technology Innovation Guided by the management philosophy of being “technology oriented”, Kingsoft Cloud increased its investment in technology innovation, encouraging technology innovation in terms of technical talents, culture, and organization, to lead the development of the enterprise with high quality. The Kingsoft Cloud Technology Committee is tasked with assisting in the management of the technology R&D, providing guidance on cutting-edge technology R&D, participating in discussion and formulation of the technical standards, developing technical talents, and fostering a culture of technology. Through these efforts, the committee aims to maintain the company’s competitive edge in technology R&D and to lead the development trend in the industry. 2nd Kingsoft Cloud Hackathon Technology Innovation Achievements Kingsoft Cloud Big Data Cloud We have a comprehensive stack of big data products and compatibilities. All products are empowered by providing elastic scaling and seamless access to cloud storage. We also provide an interactive query engine for users to easily organize and analyze data on cloud. In response to industry-wide developments in the research on computer vision, automatic speech recognition and natural language processing, we have built the underlying technologies that underpin big data platforms. Kingsoft Cloud Big Data Cloud has been selected in the “Frost & Sullivan Data Management Solution Leader Quadrant” for two consecutive years. Storage with Depth and Low Frequency It is not necessary to unfreeze the data in the storage with depth and low frequency. Customers can easily retrieve objects used less frequently in the bucket without any delay. This technology is ideal for business scenarios with long-term storage and low access frequency, where data retrieval occurs only 1-2 times per quarter. The deep storage technology with low frequency reduces the cost of storage per gigabyte (GB) by 40% without affecting the customer’s business. Additionally, it ensures that customers can quickly access their data, with access delays controlled at the millisecond level. This year, Kingsoft Cloud Block Storage products and services were honored with the Best Practice Award for Trusted Cloud Technology by the China Institute of Information and Communications (hereinafter referred to as “the Institute”) this year. The Institute highly commended Kingsoft Cloud’s advancements in block storage service technology, as well as its unwavering commitment to providing highly reliable, available, and secure services. Kingsoft Cloud has been an active participant in the formulation of industry standards, such as the Hybrid Cloud Platform Security Capability Requirements Standard, Cloud Computing Security Responsibility Sharing Model, Technical Talent Development Kingsoft Cloud has launched the construction of a talent cradle in Wuhan. This move involves the establishment of the Kingsoft Cloud Nebula College by the Wuhan R&D Center, aimed at developing a sustainable and scientifically-structured team of talented individuals. The training outlines for this program are being designed by the company’s R&D department. The Nebula Training Camp project helps select excellent fresh graduates who meet expectations of Kingsoft Cloud from two stages: campus training and enterprise engineering practical training camp. The program has been instrumental in producing skilled professionals for the digital industry not only in Wuhan but across the entire country. Technology Culture Construction To foster innovation and promote brainstorming, the Company created a corporate culture centered around the idea of “building success based on technology”. In 2022, we held the “2nd Hackathon”, with the participation of over 140 individuals. We invited experts from Intel, Kingsoft Corporation Ltd., and other technology companies as judges to evaluate the submissions based on five key criteria: the completion, the innovation, the relevance to the Company’s product & services, the level of team collaboration, and the performance in the Q&A session. We provide participants with the opportunity to showcase their ideas and abilities, and help the Company gain innovative ideas of its employees. With the technical experience and keen demand insight, the team that created the work Silver Zheng further introduced smart functions in document reading, enhancing intelligence levels and optimizing the reading experience for users. Distributed Cloud Global Management Framework, and Internet Edge Cloud Service Trust Capability Requirements. By doing so, it has demonstrated its forward-thinking mindset and visionary leadership in anticipating and shaping the future trends of the industry.

30 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Cloud for Good With the belief of Cloud for Good, we contribute to society by leveraging our cutting-edge technology. In 2022, we contributed our efforts in health care, public affairs, and housing. Cloud for Healthcare In 2022, Kingsoft Cloud helped cloud medical infrastructure construction in Shanghai. We provided cloud infrastructure for more than 8 Grade A tertiary hospitals, facilitating the provision of medical services for 100,000 hospital beds, and completed the deployment of public cloud cluster resources. To ensure the stable operation of cloud systems, Kingsoft Cloud also delivered security services during important periods, setting an information-based benchmark in health care. In 2022, we launched a dedicated information base project to help Kunshan Municipal Government apply the foundation of its smart city data lake in health-care development and guarantee in the urban area. To meet the project requirements, our project team built a full system covering data acquisition, data warehouse establishment, data service and supporting monitoring service, to effectively process mass data in testing, personnel flow, and basic population information. Besides, we created proper models for business needs, allowing easy data search in the front-end business system, to help the public service agencies to learn about information required timely and take measures accordingly. Cloud for Public Service Affairs Our Public Service Cloud products will provide safe, reliable and exclusive solutions in this field based on our technical practices over years. Relying on cloud computing, big data and other technologies, our public service cloud products New Youth Smart Community With years of experience in smart community, smart home and smart property services, and Kingsoft-Xiaomi ecological resources, we established an urban renting operation and management platform covering full application scenarios and functions for Guiyang to build a youth smart community facilitating administration by regulatory bodies, operation by the community, and life of tenants. This helped the region attract and retain talents. In terms of administration, the platform allows regulatory bodies to manage the safety issues of rent houses by providing water, fire and power alarm data, to improve the emergency response competence. As for community operation, the platform integrates such functions as access to housing resources, check-in, and electronic contracts, and pools data related to life of tenants, property operation and maintenance, and renting business. For tenants, the platform provides 200+ smart devices to offer smart renting experience. with new service modes function to streamline the process of public affairs, improve efficiency, ensure safety and save costs, driving the digital transformation of the public service agencies. In 2022, Kingsoft Cloud served as a key supplier for Beijing Municipal Public Cloud. We supported and ensured the safe, reliable and stable operation of Beijing Municipal Public Cloud, contributing to the success of 2022 Beijing Olympic Winter Games during this year.

31 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Prioritizing Talent Development At Kingsoft Cloud, we are committed to creating a happy workplace environment for our employees that is founded upon principles of equality, respect, diversity, inclusivity, and safety. We keep improving our scientific talent retention, promotion, and compensation and welfare system, providing access to rich and diverse learning resources and development opportunities to ensure our employees’ workplace experience and enhance their sense of happiness and belonging. Applicable SDGs:

32 33 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Creating a Happy Workplace Kingsoft Cloud is dedicated to strictly adhering to the Labor Law of the People’s Republic of China and the Regulations on the Prohibition of the Use of Child Labor. We have developed an Employee Manual that respects and ensure the legitimate rights and interests of our employees related to employee management, compensation and performance, benefits and care, attendance and leave, advice and complaints, etc. The Company has also established the Kingsoft Cloud Human Rights Policy , prohibiting all violations of employee rights, such as child labor and forced labor. We require our suppliers to comply with relevant management policies, and we conduct rigorous reviews of the identity information of candidates during the recruitment process. In the event that we encounter any instances illegal employment, we will investigate the relevant problems and handle the matter in accordance with applicable laws and regulations and internal requirements. For example, in the case of child labor, the Company will actively assist in contacting legal guardians to solve the problem. Diversity and Inclusivity 18.8% female employees in management 33.8% female employees The Company firmly committed to equal employment opportunities, and we do not discriminate against candidates based on age, gender, race, nationality, marital or family status, health status, or religion, and opposes discrimination in any form. We attach great importance to the matching of candidates’ skills with their positions in the recruitment, and screen out the names and genders during the candidate selection process. The qualified candidates have equal interview opportunities. We have established mother and baby rooms to provide convenience for pregnant employees, aiming to care for our female employees in the workplace. In addition, we have implemented a diversified board policy and appointed an independent female director in 2022. As of December 31, 2022, the proportion of female employees in management reached 18.8%, and female employees accounted for 33.8% of the total employees in the Company. The Company provides effective and reasonable job opportunities to individuals with disabilities in accordance with national requirements. As of now, we have hired more than 40 disabled employees and provide them with basic salary and welfare. 1 independent female director 40+ disabled employees hired

33 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Health and Safety Kingsoft Cloud strictly abides by applicable laws and regulations, such as the Labor Law of the People’s Republic of China, the Production Safety Law of the People’s Republic of China, the Prevention and Control Law of Occupational Diseases of the People’s Republic of China, the Fire Protection Law of the People’s Republic of China. In conjunction with regulations formulated by Kingsoft Corporation Ltd., including the Management Policy for Office Environment of Kingsoft Software, and the Emergency Plan of Medical Emergency , we stay committed to creating a safe and comfortable work environment for our employees and protecting their health and safety. Xiaomi Science and Technology Park (the Park) where our Headquarter is located has passed the certification of ISO 45001 Occupational Health and Safety Management System. This management system is applicable to cloud computing and cloud services, computer application software development, computer information system integration, and other fields. We attach great importance to health and safety in the workplace, conduct safety inspection regularly, rectify identified safety hazards, and develop contingency plans for fires or equipment failures and other emergencies. For example, we inspect the circuits and relevant equipment in office areas regularly, and do not allow employees to use high-power electrical devices to avoid potential hazards. Besides, we equip the offices with first-aid kits, arrange AED (Automated External Defibrillators) first aid training activities, and participate in safety training activities, such as fire drills, organized by the Park, to enhance the safety awareness of our employees. AED First Aid Training The Company has set up the medical room and the physical therapy room in office areas, equipped AED equipment, and provided ergonomic office desks and chairs to protect the health and safety of employees during work. Considering loose epidemic policy, we offer epidemic prevention kits to employees who may have business trips to safeguard their health and safety during trips.

34 35 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Benefits and Care In addition to social insurances, the Company has established a sound benefit and care system to provide its employees with more sense of happiness and belonging in the workplace. All regular employees have access to the full benefit package, while the families of our employees and interns enjoy a portion of benefits. CEO and supervision mailboxes Department head or HRBP Engagement survey Internal control and internal audit department Channels for Employee Feedback Employee Communication Kingsoft Cloud pays attention to employees’ feedback, suggestions and questions about the work environment, job responsibility, salary and other aspects. Employees can report their concerns with real names or anonymously through standard channels such as Chief Executive Officer (CEO) mailbox, internal control and audit mailbox, supervisory mailbox, and internal public mailbox, then relevant departments will address the problems in a timely manner according to company regulations. Employees can also communicate directly with their department heads or Human Resource Business Partners (HRBP) for daily communication. For employees who need to be stationed at project sites, the Company also arranges specific staff to communicate with employees on a regular basis to keep abreast of their needs and problems. In addition, employees can express their demands directly through online forums and open forums with executives. Management can also listen to employees’ opinions and suggestions through these forums to build a two-way transparent communication channel to continuously improve and enhance the management level. The Company conducts employee engagement surveys every three years to understand employees’ feedback on the Company’s business, career opportunities, culture, leadership, etc. Based on the results of the 2021 Employee Engagement Survey, we have taken some targeted measures to further improve employee engagement in three areas: corporate mission and vision, user-centered, and talent development. Discounts for hotels & restaurants Free afternoon tea Shuttle bus Meal allowance for all employees Family Day Corporate celebration activities 1024 Programmer Festival Activities in holidays Anniversary care Team building activities Birthday care Gifts in holidays Healthy life hall Five mandatory social insurances and housing fund Medical room/ Mother and infant room Employee supplementary medical insurance Paid annual leave Personal accident insurance Annual physical examination Female maternity medical insurance Medical examination for family members (optional) Hospitalization insurance for serious illness Regular medicine kit Hospitalization insurance for serious illness of family members Shopping block HEYTEA Acasia Food Starbucks Subway Lawson Convenience Store 1988/2010 Restaurant Fresh Tailor Xingchen Dahai Restaurant Cun Shang Yi Wu Restaurant Hair Salon Dou Fu Jia Restaurant China Merchants Bank KFC Playground Badminton Club Basketball Club Yoga & Fitness Club Football Club Table Tennis Club Outdoor Activity & Photography Club Book & Movie Club E-sports Community Chess & Board Role-playing Games Group Billiards Group Game Group Gym in the Park Supermarket

35 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 >Employee Birthday Party >Mid-Autumn Festival 中秋節 >Badminton Competition Gifts in the Dragon Boat Festival< Corporate Celebration Activities< Family Day In 2022, over 120 families participated in our Family Day. Our employees and their family members joined in interesting offline activities, enjoying a happy time. The Company presented customized gifts for the children. With these activities, we expressed our caring for all our employees and their children.

36 37 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Career Development Kingsoft Cloud offer employees a “dual career development path” with “professional development” and “management development”, and state clear career requirements corresponding to each level, committed to creating a fair and just promotion environment. Employees can either pursue a career development within the “path” based on their own interests and career aspirations, or choose “cross-channel” horizontal development opportunities to obtain a broader development space. In addition, the Company has created an internal talent marketspace through the “Rotation Program” to provide employees with internal transfer opportunities, helping them find development opportunities that suit their needs. Dual Career Development Path Empowering Employee Development At Kingsoft Cloud, we offer a highly competitive salary incentive system, comprehensive career development paths, and diversified training courses, aimed at vigorously supporting the growth and development of our employees. This year, we have utilized a new human resource (HR) management system to integrate existing HR related data, enabling the Company to more effectively identify talent requirements timely, and allocate internal resources in an efficient manner. Dual career development path Professional development Management development “Cross-channel” horizontal development opportunities Fixed compensation Short-term incentives Long-term incentives Basic salary Performance-related bonus: annual, semiannual or quarterly bonuses Share options and restricted share units Employee Compensation System Compensation and Incentives The compensation system in the Company adheres to a principle of comprehensive salary management, which is combined with an incentive policy to ensure that the achievements of the Company are shared with our valued employees. The Company conducts an annual review and adjustment of our compensation system in partnership with third-party professional institutions to optimize its overall structure. In 2022, we further refined our employee compensation system by aligning it with the prevailing market rates, taking into account the various business line and job levels. Furthermore, we have introduced a range of performance-based incentives to reward outstanding employees, deploying a diverse set of compensation management strategies to foster employee motivation and engagement. To comprehensively and objectively evaluate the performance of our employees, we conduct performance evaluation for employees through a combination of self-evaluation, evaluations from direct and senior leadership evaluations, and HR expert evaluations. We conduct performance evaluations quarterly or semi-annually based on the nature of the employee’s role, and employees will confirm the performance evaluation results accordingly. In case of any complaint of the evaluation results, the official channels are available for appeal and handle it fairly and transparently in accordance with specified procedures. The Company will also review and adjust the evaluation methods and processes in response to employee feedback to ensure fairness and impartiality of the performance evaluation.

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Nurturing Talent

At Kingsoft Cloud, we place immense value on talent development. We provide targeted training for employees in different stages to meet the career development needs of our diverse talent pool.

We are dedicated to facilitating a smooth transition for new employees, by providing them with access to mentors who assist them in adapting to their new roles quickly. In addition, the Company has launched training courses in various forms, both offline and online, to assist in their personal growth and development. Our "Kingsoft Cloud Maiduo Learning Platform" has been established as an integrated platform for learning resources and activities, offering access to over 100 original business courses to facilitate seamless learning for our employees. We evaluate the training effectiveness via exams and distribute satisfaction questionnaires to the participants. We will further improve the training methods and content based on the effectiveness and feedback results of the questionnaires.

Table of Training Modules

Training Module	Program	Targeted Participants	Training Content
Management training	EMBA	Senior managers	• Attend EMBA courses
	Middle Management Development Program	Middle managers	• Overall leadership skills training including strategic management, communication skills, performance management, team management, human resource management, etc.
	New Manager Training Camp	New managers	• Assist role-adapting through courses on communication skills, recruitment management, performance management, team management, etc.
	Departmental Training	All managers	• Targeted team integration projects, management improvement projects, etc.
New employee training	"Start from Cloud New employee training"	New employees	• Orientation and introductions on ➢ Products and business introduction ➢ Company policies and regulations on human resources, IT, safety and compliance ➢ Communication skills training
	"Start from Cloud-Lingyun Project"	Campus recruiting staff	• The 1-year training aims to build all-round capabilities through various training courses
Professional training	"What you should know about Kingsoft Cloud"	All staff	• Company and department introduction, industry analysis, knowledge of products, company policies and internal procedures etc.
	Product manager training	Product managers	• Market analysis, product architecture design, product function design, advertising and roadshow guidelines, etc.
	Tailored training	Business-related positions	• Professional skills such as financial knowledge, sales skills training, etc.
Tailored training	Online open courses	All staff	• Open online course on cloud technology, products, general knowledge, etc.

38 39 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 In addition to the internal training system, the Company supports our employees to improve their educational and operational skills, encourages our employees to obtain external professional certification, and provides bonus rewards to eligible employees. Kingsoft Cloud has launched the “Nebula Training Camp” project and actively collaborated with domestic universities to cultivate vocational skills among college students through teaching and project-based practices, thereby improving their employment competitiveness. The Company remains committed to providing job opportunities for college students through campus recruitment. Indicator(1) Unit 2022 Data Number of employees by employment type Full-time Person 9,517 Other categories(2) Person 563 Number of employees by gender Male Person 6,297 Female Person 3,220 Number of employees by age group Under 30 years old Person 5,732 Between 30 and 50 years old Person 3,744 Over 50 years old Person 41 Number of employees by geographical region The Mainland of China Person 9,502 Hong Kong, Macao and Taiwan of China Person 3 International (outside China) Person 12 Total turnover rate(3) % 7.45 Nebula Training Camp Kingsoft Cloud Campus Recruitment Human Resources Statistics

39 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Indicator(1) Unit 2022 Data Employee turnover rate by gender Male % 8.58 Female % 4.26 Employee turnover rate by age group Under 30 years old % 6.92 Between 30 and 50 years old % 8.54 Over 50 years old % 2.33 Employee turnover rate by geographical region The Mainland of China % 7.43 Hong Kong, Macao and Taiwan of China(4) % 50.00 International (outside China) % 13.33 Note: 1 Statistics based on employee type such as gender, age, and region include only full-time employees. 2 Other categories refer to interns and contractors. 3 Employee turnover rate = number of employee who resigned voluntarily during the reporting period/(the number of employees departure during the reporting period + the number of employees at the end of the reporting period). 4 The reason for the high employee turnover rate in Hong Kong, Macao and Taiwan is that the total number of full-time employees in Hong Kong, Macao and Taiwan is low, and minor staff changes will lead to a high turnover rate. For details, please refer to the number of employees by geographical region. Indicator Unit 2022 Data Percentage of employees trained by gender Male % 95.58 Female % 94.15 Percentage of employees trained by management level Management % 89.41 Non-management % 95.45 Average training hours of employees Hour 7.10 Average training hours of employees by gender Male Hour 7.02 Female Hour 7.40 Average training hours of employees by management level Management Hour 17.08 Non-management Hour 6.83 Indicator Unit Data Number of work-related fatalities in 2020 Person 0 Number of work-related fatalities in 2021 Person 0 Number of work-related fatalities in 2022 Person 0 The number of working days lost due to work injuries in 2022 Days 14

41 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Green Development Kingsoft Cloud firmly abides by the requirements of Environmental Protection Law of the People’s Republic of China, the Law of the People’s Republic of China on Energy Conservation, and the Law of the People’s Republic of China on the Prevention and Control of Environmental Pollution by Solid Waste and other laws and regulations, and actively responds to the national “3060” dual-carbon goals. The Company pays close attention to climate change, strengthens the identification and governance of climate risks, adheres to low-carbon operations, integrates the concept of green environmental protection into the daily work of data centers and office buildings. We have set corresponding management policies and reasonable environmental goals, and continuously fulfilled its green operation commitment with practical actions. Applicable SDGs:

41 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Responding to Climate Change Kingsoft Cloud is highly attentive to climate change risks and opportunities, and has integrated climate risk management into our overall business strategy and risk management system to proactively assume environmental responsibility. We follow the recommendations of Task Force on Climate-related Financial Disclosure (TCFD) to identify and assess various climate change risks and propose strategies and measures to address them, to guarantee green, low-carbon and sustainable business operations. Physical Risks Acute Risk Extreme weather events such as floods, typhoons and earthquakes caused by climate change worldwide may seriously affect the safe and stable operation and business continuity of data centers, and service interruptions or major equipment damage caused by extreme weather events may also bring risks to the Company’s economic interests. The frequency and intensity of regional extreme weather events continue to increase, further exacerbating the possibility of acute risk occurrence and the degree of impact. To tackle issues caused by climate change, Kingsoft Cloud strictly follows the Emergency Operating Procedure (EOP) for extreme weather in the data center. In case of extreme weather conditions, insulation and protective measures are taken to ensure the temperature of the equipment room and the stable operation of the data center. In addition, the Company found that a safe geographical location is the best defense against natural disasters by comparing the cases of data centers suffering from extreme weather at home and abroad. Chronic Risk Chronic risks triggered by climate change may lead to operation instability and higher costs. For example, geological hazards can lead to operational disruptions or loss of assets; sea-level rise can affect the normal operation of coastal data centers; and prolonged droughts can lead to higher water bills in the area where they are located. Kingsoft Cloud actively addresses chronic risks and continues to promote data center sustainability transformation, thereby reducing the impact of data center operations on the natural environment and making efforts to slow down climate change. We are exploring wind power and hydropower developed areas for data center construction; conducting green power research on the transmission lines of wind power and solar power input in Beijing; and using natural resources and waste heat recovery for server cooling to improve energy utilization.

42 43 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Transition Risks Policy and Legal Risk Market Risks Reputational Risks Technology Risk Regulatory policies relevant to power restriction, carbon emission and taxes may increase Kingsoft Cloud’s operational compliance costs and affect the normal operation of the data center. In the context of a tighter regional policy of power restriction, Kingsoft Cloud has taken the initiative to adopt more stringent management measures. For example, rejecting high-power data centers, establishing a data center energy consumption assessment and risk warning mechanism, etc. Our suppliers may have to deal with rising costs due to climate change, indirectly leading to cost increases in our operational costs. To mitigate such risk, we take the degree of vulnerability to climate change as one of the indicators when selecting suppliers. Meanwhile, the shift in customer preferences may draw more attention to low-carbon data centers and renewable energy, thereby affecting the marketing of our core business. To manage such risk, we actively introduce our core business to our customers and track their needs through an efficient communication and feedback mechanism, accelerate the construction of low-carbon data centers, and strive to achieve low-carbon emission reduction targets. With the rapid development of low-carbon technologies, the Internet of Things and other emerging technologies, if Kingsoft Cloud fails to identify and apply emerging technologies, that promptly may present greater climate-related risks to our operations. We actively adopt many emerging technologies, such as heat recovery technology, to explore the possibility of technological progress and reduce technological risks. Global investors are increasingly concerned about climate change and other topics. Any inaction or slow response to the environmental performance could affect our reputation, investment decisions, or even impact company earnings and growth. To proactively address such risks, Kingsoft Cloud has incorporated climate-change-related risks into risk assessment model and has studied the possible impact on reputation. In addition, we have established a transparent information disclosure mechanism to better communicate to our stakeholders our efforts and objectives related to ESG.

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Green Data Center

Upholding the efficient, low-carbon, energy-saving and renewable development, Kingsoft Cloud keeps improving the energy and resource utilization during the planning, design, operation and maintenance of data centers.

We actively advance environmental rating and certification of self-built data centers, and have made progress in project approval and registration in line with the *Environmental Impact Assessment Law of the People's Republic of China*. In 2022, Phase I of Kingsoft Cloud (Tianjin) Cloud Computing Data Center was put into operation after completion, and was titled the "Carbon Neutral Data Center Innovator" by the Ministry of Industry and Information Technology upon the low carbon grading evaluation of data centers. Kingsoft Cloud Beijing data center passed the CQC1312-2017 Data Center Site Infrastructure Certification Technical Specification and obtained the Data Center Site Infrastructure Certification.

The rented data centers shall conform to GB50174-2017 and Uptime Tier III/IV standards, and the Service-Level Agreement (SLA) which specifies the requirements of dual-circuit power supply and dual-channel water supply, availability of power distribution, accumulative equipment interrupting time, inlet air temperature and relative humidity for IDCs. In addition, leased IDCs should have water storage capacity that meets water demand for at least 12 hours in case of water outage. And some of these rooms failing to meet the requirement said should conclude power supply agreements.


数据中心低碳等级评估
金山云(天津)逸仙园云计算数据中心
碳中和数据中心创新者
AAAA
碳中和数据中心创新者
(设计类)
金山云(天津)逸仙园
云计算数据中心
"Carbon Neutral Data Center Innovator"

Environmental targets

Self-built data centers

- **PUE and WUE targets for Beijing data center:**

	Target in 2022	Progress in 2022	Target in 2023
Annual average PUE	1.375	1.370	1.365
Annual average WUE	2.3	2.02	2.01

The designed PUE and WUE values are set 1.36 and 1.95 respectively for Phase I of Tianjin data center with full load. Phase I of the project has been put into operation step by step since mid-2022 and has not reached full capacity on the full year basis. In the future, targets will be set properly according to the actual operation conditions.

Leased data centers

We give priority to environmentally-friendly data centers, and have PUE requirement for leased data centers, for example:

- For Changshu GLP Data Center: PUE ≤ 1.3

44 45 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Power Supply and Distribution System In order to lessen power loss in power distribution systems and enhance energy transmission efficiency, we always optimize the power distribution system architecture by reducing intermediate links, take priority over efficient electromechanical equipment such as variable frequency motors and equipment with primary energy efficient, introduce photovoltaic power facilities as a supplement, and adopt advanced energy storage technology, which reduce the operation costs of data centers. With photovoltaic power facilities, it is expected to generate 1,000,000 kWh electricity annually. Cooling System Cooling systems are a mainstay for the stable operation of equipment in data centers. As cooling systems will consume higher energy, we adopt efficient equipment and technology, such as efficient centrifuge chillers, rack-level cooling technology, and precision computer-room air-handlers to raise the operation efficiency of cooling systems, thus lowering PUE and cutting greenhouse gas emissions in data centers. We make full use of waste heat recovery technology to recycle waste heat generated by equipment in data centers. In Xiaomi Green Technology and Equipment To enhance energy efficiency and control energy consumption in data centers, we focus our efforts on innovation in green technology, improvement in equipment performance, and application of efficient equipment, such as high-density integrated IT equipment, liquid cooling equipment, and high-voltage DC power supply and distribution systems, and integrated energy efficiency and environmental testing systems. IT Equipment Underlining the reasonable deployment of IT infrastructure, we adopt IT equipment with high energy efficiency for data centers. To be specific, we equip data centers with cabinet servers to improve heat dissipation efficiency and overall energy efficiency, and high-performance Advanced RISC Machine (ARM) processors to reduce energy consumption per node. Planning and Site Selection In planning, design and construction of data centers, we comply with green building standards, such as the Code for Design of Data Centers (GB50174-2017), the Energy-saving Design Standards for Public Buildings , and the Evaluation Standards for Green Data Centers, and follow the planning and construction philosophy of “avoiding local ecological damage” to build green data centers from the source. When selecting sites for data centers, besides considering business demands, Kingsoft Cloud gives preference to regions boasting sufficient green energy such as wind power and photovoltaic power upon overall consideration of energy distribution and temperature conditions, in order to reduce the consumption of fossil fuels in data center operation, and accordingly lessen environmental impacts. We consider the advantages of local temperature conditions, and prioritize regions that allow the application of natural cooling technology to reduce energy consumption. Highlighting the biological diversity protection of the regions where data centers are located, we abides by applicable laws, regulations and principles, such as the United Nations Convention on Biological Diversity, to avoid or minimize the impact of data centers on biological diversity. Science and Technology Park, we allocate waste heat recovery units to supply heat in winter. The design performance of our waste heat recovery at Beijing data center can reach 2,947kW under full load conditions, and 30,554 GJ of heat can be recovered per season, which is equivalent to the reduction of consuming 917 tonnes of coal equivalent for Tianjin park. The solar water heating system provides domestic water all year round, with 458GJ of heat available for the year, equivalent to the reduction of consuming 15 tonnes of coal equivalent.

45 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Implement plans to ensure power supply in case of power restriction, activate diesel generators to supply power in case of power restriction; switch off air conditioners and lights in office areas while maintaining power supply to necessary server rooms for business purpose to reduce power consumption of non-business equipment. Upgrade facilities in IDCs by technology innovation to improve equipment operation efficiency and cut energy consumption. Control the starting time of the diesel generator set to ensure that it is started once a month and that each start time does not exceed 15 minutes to reduce the idle time of the generator. Fully leverage natural cooling mode in winter to reduce energy consumption of cooling equipment. Encourage the use of green power in rented data centers. In 2022, we promoted the installation of photovoltaic power generation equipment in the Shanghai SINNET server room and Pujiang GDS server room, with the generation capacity totaling 399 kWh. 9 PDU Protocol Data Unit. 10 UPS Uninterruptible Power Supply. Dynamic Environmental Monitoring System We enable centralized monitoring of IDCs through image monitoring, failure alarm, emergency handling, recording and data processing. We improve Standard Operating Procedure (SOP), Emergency Operating Procedure (EOP) and Method of Procedure (MOP) to prevent energy waste due to equipment faults. Procedure Description SOP Includes the standard operating procedures for 10KV busbar switch auto-switching, dual-rail power planned outages, diesel generator load test, and PDU9 on (off) power, etc. EOP Includes the emergency procedures for single rail power failure and high voltage busbar connection closure, 10KV system dual rail municipal power supply failure (diesel generator auto-start), emergency handling flow for UPS10 battery failure, emergency handling flow for UPS input or output circuit breaker failure. This year, we have added a new plan to deal with the interruption of power supply to array cabinets and the failure of automatic switching of low-voltage busbar, and an emergency EOP document for the failure of water supply system of air-conditioning equipment. MOP Includes annual infrastructure maintenance operations, training and drill plans. Green Operation and Maintenance Kingsoft Cloud has put in place the management standards of power supply, water supply, exhaust gas and noise in data centers, and regulate the involvement of administrators in IDCs be responsible for energy management. We incorporate energy consumption and management in performance appraisal, emphasize energy and water conservation measures in the routine management of data centers, and arrange green training for all employees in data centers. Energy Saving Facing the global challenge of increasing energy consumption and decreasing available resources, we step up our energy consumption management and work out energy control measures in response to the call for energy conservation and emission reduction in China.

46 47 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Water Conservation We consider the water conservation characteristics of equipment in data centers, reasonably manage water consumption indexes to enhance the use efficiency of water resources. In light of water conservation, we have adopted water-saving equipment such as efficient cooling towers, wet-film humidifiers and high-pressure mist humidifiers, introduced full fresh air technology, and launched rainwater recycling programs to reduce water consumption. We have set up rainwater collection systems in data center parks to collect and recycle rainwater as a water source for cleaning purpose. In terms of wastewater treatment, wastewater in data centers mainly included wastewater from the cleaning of cooling towers and sewage in 2022. To reduce wastewater discharge, we have made efforts to upgrade cooling water discharge control systems in IDCs, install independent controllers in wastewater drain devices, increase water quality inspections, control wastewater discharge precisely according to water quality indexes, and improve concentration multiple to reduce wastewater discharge and save water reasonably. In order to prevent draining wastewater into rainwater pipelines, we have set up temporary drain pipelines for wastewater generated from the cleaning of cooling towers with detergents. Exhaust Gas Control The major exhaust gas generated by the data center is mainly the exhaust gas discharged when the diesel generator does not burn sufficiently. In response, we cleaned and replaced the filters of the generator exhaust system on a more frequent basis and reduced the no-load running time of the generator. We also strengthen cooperation with environmental protection departments to perform regular equipment quality inspection and maintenance to ensure that exhaust gas emissions meet national standards and minimize the impact of exhaust gas on outdoor emissions. Noise Control Many components of our buildings’ heating, ventilation and cooling systems are potential noise and vibration sources. We adopt combined measures to reduce noise and vibration produced by electromechanical systems. To be specific, we give preference to low-noise equipment referring to equipment noise indexes in procurement, and install shock-absorption devices, sound insulation and absorption facilities such as sound-proof doors.

47 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 “Domestic Garbage Sorting” Training Garbage Classification Bin in the Office Building Green Workplace In conjunction with the environmental management system of the Xiaomi Science and Technology Park (the Park), Kingsoft Cloud has formulated Workplace Environmental Management Policy and relevant policies. We have taken combined measures to effectively consume the water and power, and reduce the wastes in the workplace in order to minimize the impact of our operation on the environment. Domestic Waste In accordance with the Beijing Municipal Regulations on the Management of Domestic Garbage, we arrange garbage classification bins according to the waste sorting standard, and organize employees and sanitation workers to receive waste sorting training in order to facilitate garbage sorting in the office building. Then the property management team transfer garbage to its garbage collection station, and the personnel at the station sort garbage again to reduce, recycle and dispose of garbage harmlessly. The Company advocates paperless office, recycles paper waste such as cartons, and encourages printing on both side and re-utilization of wastepaper. Electronic Waste Kingsoft Cloud attaches importance to the management of electronic equipment and accessories in IDCs and office areas. In conjunction with the Kingsoft Cloud IT Property Management Policy, we have formulated IT property management regulations to manage electronic equipment recycle and environmentally friendly disposal. Regarding electronic equipment recycling and reuse, the Company conducts quality assessment and basic maintenance on equipment and components that cannot be used in the data center due to aging and other reasons. The reusable equipment and components are handed over to the office, achieving the recycling of electronic equipment within the company and extending the service life of the equipment. For electronic equipment scrapping, we employ qualified environmentally friendly disposal suppliers to dispose of equipment properly so as to reduce ecological environmental impacts. We require the professional data destruction qualifications of service suppliers, and manage storage media in scrapped IT equipment strictly to guarantee information security. Hazardous Waste The key hazardous wastes of Kingsoft Cloud include used lead-acid batteries from data centers and used toner and ink cartridges from office. We engage qualified waste disposal suppliers to dispose of used lead-acid batteries. And we transfer used toner and ink cartridges to their manufacturers for recycle of waste that still can be used or some parts and components, move parts and components that cannot be used again to qualified disposal organs for proper disposal, and hand over remaining waste to landfills or waste incineration plants for environmentally sound disposal. Waste Management Based on the operation in the office area, we have set the following feasible waste reduction targets: 1 Headquarter office in Xiaomi Science and Technology Park implements 100% garbage classification 2 Headquarter office in Xiaomi Science and Technology Park guarantees 100% compliant disposal of hazardous wastes through qualified suppliers

48 49 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Power Conservation We keep improve electricity consumption management in the office building, and call for safe and efficient electricity consumption among employees. To implement the concept of energy conservation and environmental protection, we manage lighting facilities and air-conditioning systems in the office building effectively, and set the operating parameters of solar energy systems reasonably. To save power for lighting purpose, we control the electricity consumption of lighting facilities according to time periods, office and weather conditions properly, and designate employee to switch on/off lighting facilities in all floors and elevators at regular interval. Besides, we reduce the lights in inessential areas, and adjust the time to turn on street and logo lights according to weather conditions. To save the power consumed by air conditioning, we set the parameters of air-conditioning systems, and adjust the running status of fan coils and ventilation equipment properly to reduce energy consumption for the operation of air-conditioning systems and improve the operating efficiency of these systems. We set the operating parameters of air-conditioning systems according to outdoor and indoor temperature changes, enabling the systems to run at low temperature in the nighttime during winter, and to stop cooled air supply in holidays and at night during summer. Moreover, we adjust the operating status of fans timely, and clean filters and screens for the fans and ventilation equipment regularly to improve the operating efficiency of equipment. Water Resource Management We continuously focus on the effective use of water resources, advocate water conservation in routine operation, and focus our efforts on water sources, water conservation measures and wastewater treatment. The domestic water and recycled water demand of Kingsoft Cloud are mainly met by municipal water supply. By now, we have not encountered water shortage. The Company has taken various measures to save water. We put up water conservation posters in office areas to enhance the water conservation awareness of employees, and adjust water pressure in the office according to the water conservation requirements of the Park so as to reduce the water flow of sanitary appliances in washrooms. Considering use frequency and water waste severity, we inspect taps in office areas, water consuming facilities in washrooms and water supply valves daily, weekly and monthly to ensure stable operation of water supply facilities and reduce the waste of water resources. We analyze the energy consumption on a monthly basis, record water resource consumption data, promptly identify water usage anomalies, identify causes based on real-time data, and take corresponding measures. When it comes to wastewater treatment, we treat wastewater generated in office areas through sedimentation and separation to meet national discharge standards, and then discharge wastewater to the municipal sewage network. Power Conservation Water Resource Management

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Environmental Statistics

Indicator	Unit	2021 Data	2022 Data
Total comprehensive energy consumption[1]	MWh	35,081.89	50,637.58
Direct energy consumption	MWh	494.70	209.37
Indirect energy consumption	MWh	34,587.19	50,428.21[2]
Total energy consumption per unit of revenue	MWh/RMB Million	3.87	6.19
Running water consumption	Tonne	112,639.79	132,785.40
Running water consumption per unit of revenue	Tonne/RMB Million	12.43	16.23

Note:

1 The total amount of comprehensive energy consumption is calculated according to the conversion factors set out in the General Rules for Calculation of Comprehensive Energy Consumption, the national standard of the People's Republic of China. Direct energy consumption arises from the consumption of diesel and gasoline during Kingsoft Cloud's operation. Indirect energy consumption arises from the consumption of purchased electricity during Kingsoft Cloud's operation. The revenue used to calculate the density is aligned with our 2022 Annual Report.

2 The increase in indirect energy consumption in 2022 was mainly due to the purchased electricity consumed by Tianjin data center which started operating in 2022, and purchased electricity consumed by the acquired company, Camelot.

Indicator	Unit	2021 Data	2022 Data
Total GHG emissions [1] (Scope 1 and 2) [2]	Tonne CO_2	24,677.72	35,850.34
Direct GHG emissions (Scope 1)	Tonne CO_2	128.42	53.43
Indirect GHG emissions (Scope 2)	Tonne CO_2	24,549.30	35,796.91[3]
Total GHG emissions per unit of revenue	Tonne CO_2/RMB Million	2.72	4.38
Non-hazardous waste	Tonne	371.05	329.54
Non-hazardous waste per unit of revenue	Tonne/RMB Million	0.04	0.04
Hazardous waste	Tonne	0.092	0.897
Hazardous waste per unit of revenue	Tonne/RMB Million	0.00001	0.0001
Compliance disposal rate of hazardous waste	%	100	100

Note:

1 Kingsoft Cloud's GHG inventory includes carbon dioxide, methane and nitrous oxide arising mainly from electricity generated by burning fossil fuels and the direct burning of diesel and gasoline. GHG emissions data is presented in carbon dioxide equivalent, and the calculation is based on the 2019 Baseline Emission Factors for Regional Power Grids in China issued by the Ministry of Ecology and Environment of the People's Republic of China, and the 2006 IPCC Guidelines for National Greenhouse Gas Inventories (2019 Edition) issued by the Intergovernmental Panel on Climate Change (IPCC).

2 The sources of direct and indirect energy consumed are primarily from gasoline, diesel, and purchased electricity.

3 The increase in indirect GHG emissions in 2022 was mainly electricity consumed by Tianjin data center which started operating in 2022, and purchased electricity consumed by the acquired company, Camelot.

51 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Sustainable Supply Chain Kingsoft Cloud is committed to building a sustainable supply chain system, continuously optimizing supplier management mechanisms, adhering to the supplier life cycle management approach, practicing responsible procurement programs. We focus on supplier initiatives in environmental protection and low carbon, employee rights and interests, guide and supervise suppliers’ construction in ESG, and establish win-win partnerships with suppliers. Applicable SDGs:

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Integrating and advancing responsible business practices in our supply chain help us to reduce risks and advance respect for human rights. We adopt a zero-tolerance attitude for human rights violations by suppliers, and in the *Kingsoft Cloud Human Rights Policy*, we explicitly require suppliers to comply with the following principles as a condition of doing business with us:

1. Prohibit the use of child labor and forced labor
2. Eliminate unlawful discrimination to ensure equalization of job opportunities
3. Provide a safe and healthy working environment for employees
4. Respect employees' right to freely associate and join trade unions

Supplier Life Cycle Management

The Company have established Policy on *Supplier Life Cycle Management*, *Supplier Performance Evaluation Specifications, Measures for Procurement, Measures for Bid Invitation*, and other internal policies, to guide on supplier introduction, evaluation and exit process. As of December 31, 2022, the total number of our suppliers was 742, among which 95.7% were located in mainland China and 4.3% were located in other countries and regions.

INDICATORS		2022
Number of suppliers by geographical region	Total number of suppliers	742
	Mainland China	710
	Hong Kong, Macao, Taiwan and Outside China	32
Percentage of suppliers that comply with the relevant management regulations of suppliers		100%

New Supplier Entry Procedure

Before hiring suppliers, Kingsoft Cloud conducts research on suppliers in terms of their operational aspects, financial stability, quality control, ESG performance, etc. Among them, ESG compliance is one of the most important criteria to consider for supplier introduction. We pay attention to the health and safety of suppliers' employees, examine key indicators such as employee wages, working hours, social insurance payments, etc.

We have set targeted requirements for different types of suppliers. This year, our supply base is comprised of the following categories: server software & hardware, security equipment, logistics cooperation, IDC[11] resources and general procurement. Based on the above procurement categories, we classified our suppliers into equipment suppliers and service suppliers. When hiring different types of suppliers, we prioritize different aspects, for example, service suppliers are required to provide the appropriate professional qualifications of their employees, etc.

Clear supplier responsibilities and the establishment of relevant terms or regulations have a positive effect on supplier management. The Company's supplier contracts incorporate clauses of anti-corruption and intellectual property protection, etc. The Company requires suppliers to sign the *Supplier Code of Conduct, Cooperation Commitment Letter, Supplier Instructions* and other relevant documents, promising that they will strictly comply with the requirements of Kingsoft Cloud. During the reporting period, the number of suppliers that comply with the relevant management regulations of suppliers reached 742, and the percentage accounted for 100%.

100% comply with the relevant management regulations of suppliers

[11] IDC: Internet Data Center.

52 53 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Responsible Procurement Conflict Minerals Management Kingsoft Cloud respects human rights and the environment, and makes every effort to ensure the responsible procurement of all raw materials for our products. We have established an internal policy on conflict mineral management, requiring suppliers to do not use conflict minerals that directly or indirectly finance local armed groups, and take the necessary measures to track the origin of conflict minerals used in our products. Also, we include conflict minerals clauses in our contracts with suppliers, and suppliers that fail to comply with the requirements face penalties including suspension or termination of the partnership. Green Procurement Kingsoft Cloud has imposed green qualification requirements on some suppliers. The Company requires equipment suppliers to provide energy-saving certificates, environmental labeling certification and other documents, and requires recycling equipment suppliers to provide disposal qualification of waste electrical and electronic products, seeking suppliers with good performance in environmental protection. Equipment suppliers Energy saving certificate and environmental label certification are required Recycling equipment suppliers The disposal qualification of waste electrical and electronic products is required To encourage suppliers to produce green products and conduct green initiatives, we offer “advanced payment” incentives to raise suppliers’ green awareness and promote green and low-carbon development in the supply chain. Suppliers Evaluation and Exit For suppliers entering Kingsoft Cloud’s supplier pool, we require them to strictly comply with applicable laws and regulations during the period of cooperation. For suppliers that touch Kingsoft Cloud’s red line, the Company would immediately terminate cooperation with the supplier. We have established supplier evaluation system that includes key ESG issues such as quality of products and services, aftersales management, operation compliance, and labor management, etc., to evaluate different types of suppliers. We conduct quarterly evaluations for service suppliers, quarterly or semi-annual evaluations for equipment suppliers. We adopt the principle of merit-based admission, with reward and punishment measures and the exit mechanism. Generally, the suppliers will be rated from level A to level C in terms of their performance in technology, products quality, cost, ESG and other factors. Incentives measures are offered to encourage high-quality suppliers with higher ratings and rectification measures are required for underperforming suppliers. We provide necessary coaching and training during the rectification stage. The Company will terminate cooperation with supplier if they get two C ratings. Green Procurement Conflict Minerals Management

53 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Growing Together In 2022, Kingsoft Cloud constantly promotes the capacity building of suppliers in the field of ESG, helping suppliers identify potential risks, build integrity production lines, improve internal management mechanisms, and provide high-quality and service products through on-site visits, supplier communication, and compliance training. Supplier Capacity Building Audit and return visit For new cooperative suppliers, we make rectification requirements for suppliers according to on-site audit results and we conduct regular visits to monitor the progress once or twice a year. We inspect and supervise the integrity situation of our suppliers via on-site visits and inspections, effectively communicating the integrity attitude and requirements of Kingsoft Cloud to them. By doing so, we help our partners supervise and manage the conduct of their employees and management, promoting an honest and transparent supply chain. We have visited nearly 50 suppliers this year. Supplier communication We invite business partners along our supply chain to participate in our weekly meetings. Where possible, we share business forecast with suppliers to help them manage the production, storage, logistics, etc. A monthly quality reporting system is established to help suppliers examine potential quality deviation, send early warning and monitor quality improvement. In this year, we conduct semi-annual supplier conferences to offer a platform for suppliers to discuss problems encountered during the cooperation and provides viable short-term and long-term solutions We carry out workshops with core suppliers to communicate business requirements, technical requirements, review pre-business, etc. Supplier training To promote the fair competition among suppliers, we conduct compliance training for our key suppliers and incorporate integrity clauses in our supplier contracts to ensure that our business operations take place within a compliant environment.

54 55 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Performing the Corporate Responsibility Kingsoft Cloud performs its responsibility as a corporate citizen with its industrial advantages to support the public welfare programs in communities. We actively communicate with communities about their demands, and conduct targeted management for public welfare programs and put resources needed in place to ensure the effective implementation of these programs. Applicable SDGs

55 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Charitable Donations Responding to the era mission of common prosperity, we actively involve in charitable donations organized by all circles of society to embrace the new future of the charitable cause, show corporate charm and realize social value of the Company. Time Charity Action April 2022 Kingsoft Cloud took part in the medical supply donation organized by Kingsoft Corporation Ltd. and we donated medical supplies valued RMB 40,000, to perform social responsibility with practical action, in order to drive the health-care undertaking in our community. June 2022 Kingsoft Cloud took part in the activity of caring for children in the remote regions organized by Kingsoft Corporation Ltd.. On the Children’s Day, we presented gifts to students in Kingsoft Hope Primary School, and organized them to draw, which was publicized in the Company. June 2022 Kingsoft Cloud took part in donation organized by Kingsoft Corporation Ltd.. The Kingsoft Corporation Ltd. donated RMB 100,000 to the Civil Affairs Bureau of Haidian District to assist 3,500 households who are eligible for subsistence allowances, have low income, or live in rural areas in extreme poverty and receive basic assistance in 29 sub-districts by providing them with cooling and anti-epidemic supplies. July 2022 Beijing encouraged donation among CPC members for contribution to common prosperity and rejuvenation. Kingsoft Cloud called for donation among employees and received RMB 2,891. Its CPC branch handed it over to the CPC Organization Department of Qinghe Sub-district for targeted assistance programs in Haidian District. January 2023 The Company donated HK$ 3 million to the Charity Foundation of Hong Kong Stock Exchange for public welfare programs in education, poverty alleviation, environmental protection, and community investment.

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Volunteering Services in Communities

Amid the COVID-19 period, communities, as the elementary units of society, are the first line of epidemic prevention and control. Responding to the "Volunteer Recruitment of Epidemic Investigations" by the community, Kingsoft Cloud, an important defender of the community, encouraged the employees to engage in volunteering services for epidemic prevention and control. Kingsoft Cloud employees participated in the volunteer activities organized by Kingsoft Corporation Ltd.. The total service hours of this activity were more than 900 hours, and more than 9,000 pieces of information were processed for flow transfer.





Community Volunteers

Knowledge Sharing - KClub Cloud Lecture Series

Kingsoft Cloud has been cultivating in the cloud computing industry over the past decade and has amassed extensive industry knowledge and practical experience. In 2022, the Company launched the KClub Cloud Lecture knowledge sharing series, inviting the Company's experts, responsible personnel, and co-partners to jointly conduct specific lectures on cloud services and share professional knowledge and cutting-edge work achievements.

Theme	Time	Description
Explore Potential with Cost Reduction and Efficiency Improvement - "Cloud Data Migration" with Reduced Cost and Improved Efficiency	June 21, 2022	The event invited the General Manager of Kingsoft Cloud Internet Solutions and experts to share industry experience and talk about the classic real-world cases of cost reduction and efficiency improvement.
In the cloud-native Era, containerization enables business transformation and cost reduction	July 5, 2022	The event focused on cloud-native topics and invited Kingsoft Cloud product experts and solution experts as guest speakers. The event mainly introduced the containerized applications and their evolution, and shared the experience of business transformation and cost reduction and efficiency.
Converging Cloud Services for Long-term Development, Trending Market Needs - A New Storage Option in the Era of Mass Data	August 3, 2022	The event invites Kingsoft Cloud and Intel storage field experts and responsible persons to share the cutting-edge practical experience of cloud storage.
Bringing the Public Cloud "Home" - Dedicated Cloud Galaxy Platform Leads the Future	August 18, 2022	The event invited Kingsoft Cloud Galaxy Cloud product and Internet solution experts to conduct a detailed case study on the dedicated cloud for the automotive industry.

57 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Appendices: HKEX ESG Guide Content Index Issue Description Chapter Mandatory Disclosure Governance Structure A statement from the board containing the following elements: (i) a disclosure of the board’s oversight of ESG issues; (ii) the board’s ESG management approach and strategy, including the process used to evaluate, prioritize and manage material ESG-related issues (including risks to the issuer’s businesses); and (iii) how the board reviews progress made against ESG-related goals and targets with an explanation of how they relate to the issuer’s businesses. ESG Strategy Statement of the Board Reporting Principles A description of, or an explanation on, the application of the following Reporting Principles in the preparation of the ESG report: Materiality: The ESG report should disclose: (i) the process to identify and the criteria for the selection of material ESG factors; (ii) if a stakeholder engagement is conducted, a description of significant stakeholders identified, and the process and results of the issuer’s stakeholder engagement. Quantitative: Information on the standards, methodologies, assumptions and/or calculation tools used, and source of conversion factors used, for the reporting of emissions/energy consumption (where applicable) should be disclosed. Consistency: The issuer should disclose in the ESG report any changes to the methods or KPIs used, or any other relevant factors affecting a meaningful comparison. About the Report Reporting Boundary A narrative explaining the reporting boundaries of the ESG report and describing the process used to identify which entities or operations are included in the ESG report. If there is a change in the scope, the issuer should explain the difference and reason for the change. About the Report

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Issue	Description	Chapter
	Comply or Explain	
A Environmental		
A1: Emissions		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	Green Development
KPI A1.1	The types of emissions and respective emissions data.	Green Development Environmental Statistics
KPI A1.2	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Green Development Environmental Statistics
KPI A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Green Development Environmental Statistics
KPI A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Green Development Environmental Statistics
KPI A1.5	Description of emissions target(s) set and steps taken to achieve them.	Green Development Green Workplace In 2022, GHG emission mainly came from purchased electricity, and the data centers consumed about 92% of purchased electricity. PUE targets have been set for purchased electricity for data centers. We do not set GHG emission reduction targets separately for now.
KPI A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	Green Development Green Workplace

59 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Issue Description Chapter A2: Use of Resources General Disclosure Policies on the efficient use of resources, including energy, water and other raw materials. Green Development KPI A2.1 Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in ’000s) and intensity (e.g. per unit of production volume, per facility). Green Development Environmental Statistics KPI A2.2 Water consumption in total and intensity (e.g. per unit of production volume, per facility). Green Development Environmental Statistics KPI A2.3 Description of energy use efficiency target(s) set and steps taken to achieve them. Green Development Green Data Center KPI A2.4 Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them. Green Development Green Data Center Green Workplace KPI A2.5 Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced. Our operations do not involve the production of physical products, and KPI A2.5 is not applicable A3: The Environment and Natural Resources General Disclosure Policies on minimizing the issuer’s significant impacts on the environment and natural resources. Green Development Responding to Climate Change Green Data Center Green Workplace KPI A3.1 Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them. A4: Climate Change General Disclosure Policies on identification and mitigation of significant climate-related issues which have impacted, and those which may impact, the issuer. Green Development Responding to Climate Change KPI A4.1 A4.1 Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.

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Issue	Description	Chapter
B Social		
Employment and Labor Practices		
B1: Employment		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.	Prioritizing Talent Development Creating a Happy Workplace Empowering Employee Development
KPI B1.1	Total workforce by gender, employment type (for example, full- or part-time), age group and geographical region.	Prioritizing Talent Development Human Resources Statistics
KPI B1.2	Employee turnover rate by gender, age group and geographical region.	Prioritizing Talent Development Human Resources Statistics
B2: Health and Safety		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	Prioritizing Talent Development Creating a Happy Workplace
KPI B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	Prioritizing Talent Development Human Resources Statistics
KPI B2.2	Lost days due to work injury.	Prioritizing Talent Development Human Resources Statistics
KPI B2.3	Description of occupational health and safety measures adopted, and how they are implemented and monitored.	Prioritizing Talent Development Creating a Happy Workplace
B3: Development and Training		
General Disclosure	General Disclosure Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	Prioritizing Talent Development Empowering Employee Development
KPI B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	Prioritizing Talent Development Human Resources Statistics
KPI B3.2	The average training hours completed per employee by gender and employee category.	Prioritizing Talent Development Human Resources Statistics

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Issue	Description	Chapter
B4: Labor Standards		
General Disclosure	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labor.	Prioritizing Talent Development Creating a Happy Workplace
KPI B4.1	Description of measures to review employment practices to avoid child and forced labor.	
KPI B4.2	Description of steps taken to eliminate such practices when discovered.	
B5: Supply Chain Management		
General Disclosure	General Disclosure Policies on managing environmental and social risks of the supply chain.	Sustainable Supply Chain
KPI B5.1	Number of suppliers by geographical region.	Sustainable Supply Chain Supplier Life Cycle Management
KPI B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	Sustainable Supply Chain Supplier Life Cycle Management
KPI B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	Sustainable Supply Chain Supplier Life Cycle Management
KPI B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	Sustainable Supply Chain Responsible Procurement
B6: Product Responsibility		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.	Business Ethics Intellectual Property Management Responsible Operations Product and Service Excellence Data Security and Privacy Protection
KPI B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	Our operations do not involve the production of physical products, and KPI A6.1 is not applicable

62 KINGSOFT CLOUD Environmental, Social, and Governance Report 2022 Issue Description Chapter KPI B6.2 Number of products and service related complaints received and how they are dealt with. Responsible Operations Product and Service Excellence KPI B6.3 Description of practices relating to observing and protecting intellectual property rights. Business Ethics Intellectual Property Management KPI B6.4 Description of quality assurance process and recall procedures. Responsible Operations Product and Service Excellence KPI B6.5 Description of consumer data protection and privacy policies, and how they are implemented and monitored. Responsible Operations Data Security and Privacy Protection B7: Anti-corruption General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering. Business Ethics Integrity KPI B7.1 Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases. KPI B7.2 Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored. KPI B7.3 Description of anti-corruption training provided to directors and staff. Community B8: Community Investment General Disclosure Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities’ interests. Performing the Corporate Responsibility KPI B8.1 Focus areas of contribution (e.g. education, environmental concerns, labor needs, health, culture, sport). KPI B8.2 Resources contributed (e.g. money or time) to the focus area.

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